Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FILLMORE CCA HOLDINGS, INC.

CLUBCORP ACQUISITION CORPORATION

and

CLUBCORP, INC.

Dated as of October 9, 2006

ARTICLE 5 Representations and Warranties of Parent and Merger Sub		38

5.1	Organization and Qualification; Subsidiaries	38
5.2	Authority	38
5.3	No Conflict; Required Filings and Consents	39
5.4	Ownership of Merger Sub; No Prior Activities	39
5.5	Financing	40
5.6	Company Stock	40

ARTICLE 6 Covenants		40

6.1	Conduct of Business by the Company Pending the Closing	40
6.2	Company Stockholders Meeting; Board Recommendation	44
6.3	Access to Information; Confidentiality	44
6.4	No Solicitation	45
6.5	Proxy Statement	46
6.6	Appropriate Action; Consents; Filings	47
6.7	Certain Notices	48
6.8	Indemnification	48
6.9	Employees	49
6.10	Continued Benefit Plans	50
6.11	Reasonable Efforts; Cooperation	51
6.12	Pinehurst Acquisition Agreement	51
6.13	Transition Planning	51
6.14	Tax Matters	52
6.15	Liquor Licenses	52
6.16	Voting Agreement	52
6.17	Resignations	52
6.18	Advisor Fees	53
6.19	Owned Property Title and Survey Reports	53
6.20	Owned Property Condition Assessment Reports	55
6.21	Owned Property Environmental Reports	57
6.22	Additional Title/PCA and Environmental Report Matters	58
6.23	Amendments to Severance Plans	59
6.24	Potential Section 280G Benefits	59
6.25	Interim Financial and Board Reports	59

ARTICLE 7 Closing Conditions		59

7.1	Conditions to Obligations of Each Party under this Agreement	59
7.2	Additional Conditions to Obligations of Parent and Merger Sub	60
7.3	Additional Conditions to Obligations of the Company	61

ARTICLE 8 Termination, Amendment and Waiver		62

8.1	Termination	62
8.2	Effect of Termination	64
8.3	Amendment	65
8.4	Extension; Waiver	65
8.5	Fees and Expenses	66
8.6	Third Party Reports	66

ARTICLE 9 General Provisions		66

9.1	Non-Survival of Representations and Warranties; Covenants	66
9.2	Notices	66
9.3	Headings	67
9.4	Severability	67
9.5	Entire Agreement	67
9.6	Assignment	67
9.7	Parties in Interest	67
9.8	Mutual Drafting	67
9.9	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	68
9.10	Execution	68
9.11	Remedies Cumulative; Specific Performance	68
9.12	Interpretation	69
9.13	Company Disclosure Letter	69
9.14	Stockholders’ Representative	69

LIST OF EXHIBITS AND ANNEXES

Exhibit A	Form of Surviving Corporation Certificate of Incorporation

Exhibit B	Form of Surviving Corporation Bylaws

Exhibit C	Form of Voting Agreement

Exhibit D	Form of Release

Exhibit E	Form of Indemnification Agreement

Annex A	Merger Consideration

Annex B	Non-Minority Stockholders

Annex C	Specified Stockholders

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 9, 2006 (this “Agreement”), by and among Fillmore CCA Holdings, Inc., a Delaware corporation (“Parent”), ClubCorp Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and ClubCorp, Inc., a Delaware corporation (the “Company”).

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”); and

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each determined that the Merger is in furtherance of and consistent with their respective business strategies and is fair to, and in the best interest of, their respective stockholders; and

WHEREAS, Parent and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe to various conditions to the Merger; and

WHEREAS, the Company has entered into that certain Interest Purchase Agreement, dated as of September 12, 2006, as amended by that certain Amendment to Interest Purchase Agreement, dated as of the date hereof, by and among Putterboy, Ltd. (“Putterboy”), ClubCorp, Inc., The Pinehurst Company and Bahram Shirazi, as ClubCorp Stockholders’ Representative (the “Pinehurst Acquisition Agreement”); and

WHEREAS, as a condition to, and simultaneously with, the execution of this Agreement, Parent is entering into a Voting Agreement (the “Voting Agreement”) with the Specified Stockholders, pursuant to which each Specified Stockholder has agreed, among other things, to vote or cause to be voted in favor of the adoption of this Agreement all shares of Company Common Stock beneficially owned by such Specified Stockholder in accordance with and subject to the terms set forth in the Voting Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

Defined Terms

For purposes of this Agreement, the term:

“Acquisition Proposal” means any agreement, offer or proposal, including any proposal from or to the Company’s stockholders relating to or involving (i) any direct or indirect acquisition or purchase from the Company or Company Subsidiaries or any acquisition by any Person or Group of more than a 15% interest in the total outstanding Voting Securities of the Company or more than a 15% interest in the total outstanding Voting Securities of Company Subsidiaries owning a Material Business or any tender offer or exchange offer, recapitalization, share exchange or reorganization that if consummated would result in any Person or Group Beneficially Owning 15% or more of the total outstanding Voting Securities of the Company or 15% or more of the total outstanding Voting Securities of Company Subsidiaries owning a Material Business, (ii) any merger, consolidation, business combination or similar transaction involving the Company or Company Subsidiaries owning a Material Business, or (iii) any sale, lease, mortgage, pledge, exchange, transfer, license, acquisition or disposition of 15% or more of the consolidated assets of the Company and the Company Subsidiaries in any single transaction or series of related transactions (other than in the ordinary course of business); provided, however, the term Acquisition Proposal does not include (w) this Agreement, (x) the Merger, (y) any other offer or proposal by Parent to acquire the businesses and operations contemplated by this Agreement or (z) any offer or proposal to acquire assets or capital stock of Pinehurst Resort and Country Club by Putterboy or its Affiliates pursuant to the Pinehurst Acquisition Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Alternate Termination Fee” has the meaning set forth in Section 8.2(c)

“Antitrust Laws” has the meaning set forth in Section 6.6(c).

“Approval of the Minority” means the approval of this Agreement by the holders of a majority of the shares of outstanding Company Common Stock Beneficially Owned or held of record by the Minority Stockholders.

“Arbitration” has the meaning set forth in Section 6.19(h).

“Beneficial Ownership” has the meaning used in Rule 13d-3 promulgated by the SEC under the Exchange Act.

“Blue Sky Laws” means state securities or “blue sky” laws.

“Business Day” has the meaning used in Rule 14d-1(g) promulgated by the SEC under the Exchange Act.

“CC ESOP” means the ClubCorp, Inc. Employee Stock Ownership Plan, as amended.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Certificates” has the meaning set forth in Section 3.6(a)(i).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing S&U Calculation” has the meaning set forth in Section 3.4(a).

“Club Documents” has the meaning set forth in Section 4.16(i).

“ClubCorp Severance Plans” means the ClubCorp, Inc. Change of Control Severance Plan, effective June 1, 2006, the ClubCorp Severance Plan, amended and restated August 25, 2006, and the ClubCorp, Inc. Club Severance Plan, amended and restated August 25, 2006, each as in effect on the date hereof.

“COBRA” has the meaning set forth in Section 4.8(b).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Closing Date Merger Consideration” shall have the meaning set forth in Section 3.6(b).

“Company” has the meaning set forth in the preamble.

“Company Balance Sheet” has the meaning set forth in Section 4.6(b).

“Company Balance Sheet Date” has the meaning set forth in Section 4.6(b).

“Company Benefit Plans” means (i) all employee benefit plans within the meaning of Section 3(3) of ERISA, (ii) all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, retirement, deferred compensation or incentive plans, programs or arrangements and (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees, in each case under clauses (i) through (iv), under which (x) any current or former employee or director of the Company or any of its Subsidiaries has any present or future right to benefits and which are sponsored, established, maintained, entered into, contributed to, or required to be contributed to by the Company or any of its Subsidiaries, or (y) the Company or any of the Company Subsidiaries has any liability (actual or contingent), excluding any liability arising solely under a management contract of the Company or a Company Subsidiary.

“Company Board” means the Board of Directors of the Company.

“Company Board Recommendation” has the meaning set forth in Section 4.3(c).

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Disclosure Letter” has the meaning set forth in the preamble to ARTICLE 4.

“Company Environmental Response Notice” has the meaning set forth in Section 6.21(c).

“Company Financial Statements” has the meaning set forth in Section 4.6(b).

“Company IP Rights” means material Intellectual Property used in the conduct of the business of the Company and the Company Subsidiaries as currently conducted.

“Company Option” means any option granted, and not exercised, expired or terminated, to a current or former employee, director or independent contractor of the Company or any of the Company Subsidiaries or any predecessor thereof to purchase shares of Company Common Stock pursuant to any Company Stock Option Plan.

“Company-Owned IP Rights” means Company IP Rights that are owned or licensed exclusively by the Company or any of the Company Subsidiaries.

“Company Paid Cure Defects” has the meaning set forth in Section 6.19(f).

“Company Permits” has the meaning set forth in Section 4.5(a).

“Company Merger Bonus Plan” has the meaning set forth in Section 3.8.

“Company PCA Response Notice” has the meaning set forth in Section 6.20(c).

“Company Preferred Stock” has the meaning set forth in Section 4.2(a).

“Company Registered Intellectual Property” means all United States, international and foreign (i) patents and patent applications (including provisional applications), (ii) registered service marks and trademarks, and, applications to register service marks and trademarks, (iii) registered Internet domain names and (iv) registered copyrights and applications for copyright registration, in each case of (i) through (iv) that is owned by the Company or any of the Company Subsidiaries and which have not expired.

“Company SEC Reports” has the meaning set forth in Section 4.6(a).

“Company Stockholders Approval” has the meaning set forth in Section 4.3(a).

“Company Stockholders Meeting” has the meaning set forth in Section 4.3(a).

“Company Stock Option Plans” means the Company’s 2001 Executive Stock Option Plan, as amended or restated, and the ClubCorp, Inc. Omnibus Stock Plan, as amended or restated.

“Company Subsidiary” has the meaning set forth in Section 4.1(a).

“Company Title Response Notice” has the meaning set forth in Section 6.19(g).

“Company Warrants” means warrants to purchase shares of Company Common Stock.

“Confidentiality Agreement” has the meaning set forth in Section 6.3.

“Continuing Employee” has the meaning set forth in Section 6.9(a).

“Contract” means any agreement, contract, subcontract, lease, sublease, note, loan, evidence of Indebtedness, letter of credit, covenant not to compete, obligation, indenture or option, whether oral or written.

“Cypress” means, collectively, Cypress Merchant Banking Partners L.P., Cypress Golf Ltd., Cypress Merchant Banking Partners II L.P., Cypress Golf C.V. Ltd. and 55th Street Partners II L.P.

“Debt Financing Commitments” has the meaning set forth in Section 5.5.

“Defects” has the meaning set forth in Section 6.22(a).

“Defect Amount” has the meaning set forth in Section 6.22(a).

“Defect Reduction Amount” has the meaning set forth in Section 6.22(b).

“Debt Financing Commitments” has the meaning set forth in Section 5.5.

“DGCL” has the meaning set forth in the preamble.

“Dissenting Shares” has the meaning set forth in Section 3.10.

“D&O Insurance” has the meaning set forth in Section 6.8(b).

“Effective Time” has the meaning set forth in Section 2.3.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, adverse claim of title, ownership or other similar encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, and (iii) the use of any asset), other than any encumbrance arising (A) by reasons of restrictions on transfers under federal, state and foreign securities Laws or (B) under applicable Laws with respect to Taxes not yet due and payable.

“Engagement Letter” has the meaning set forth in Section 4.15.

“Environmental Defect” has the meaning set forth in Section 6.21(b).

“Environmental Defect Payments” has the meaning set forth in Section 6.21(b).

“Environmental Laws” means all foreign, federal, state, and local laws (including common law), statutes, all rules or regulations promulgated thereunder, and all orders, consent orders, judgments, permits, registrations, approvals, exemptions or notifications issued, promulgated or entered pursuant thereto, relating to pollution or protection of the environment or of human health (but not including employee health and safety matters).

“Environmental Loss Amount Data” has the meaning set forth in Section 6.21(d).

“Environmental Loss Value” has the meaning set forth in Section 6.21(b).

“Environmental Objection Notice” has the meaning set forth in Section 6.21(b).

“Environmental Reports” means written reports, audits inspections, or similar documents, in each case that are material and in the possession or control of the Company or any Company Subsidiary regarding any issues of compliance with or liability under applicable Environmental Laws (including with respect to the environmental conditions of the Facilities).

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any entity or trade or business (whether or not incorporated), that together with the Company or any of the Company Subsidiaries is considered under common control and treated as a single employer under Sections 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” has the meaning set forth in Section 3.3.

“Estimated Merger Consideration” has the meaning set forth in Section 3.2.

“Estimated S&U Calculation” has the meaning set forth in Section 3.2.

“Evaluation Time” has the meaning set forth in Section 4.6(d).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Exchange Agent” has the meaning set forth in Section 3.6(b).

“Exchange Fund” has the meaning set forth in Section 3.6(b).

“Expenses” includes all reasonable, documented out-of-pocket expenses (including all reasonable fees and expenses of legal counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

“Facilities” means all plants, offices, manufacturing facilities, stores, warehouses, administration buildings and real property and related facilities and fixtures currently or formerly owned or leased by the Company or any of the Company Subsidiaries.

“Fiduciary Insurance” has the meaning set forth in Section 6.8(b).

“Final Closing S&U Calculation” has the meaning set forth in Section 3.4(d).

“Financing” has the meaning set forth in Section 5.5.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or any other governmental or quasi-governmental entity.

“Group” has the meaning as used in Section 13 of the Exchange Act, except where the context otherwise requires.

“Hazardous Substances” means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, or radioactive materials and any “solid waste,” “waste,” “hazardous substances,” “pollutants,” “contaminants,” “petroleum,” “natural gas liquids” or terms of similar import as those terms are defined in any applicable Environmental Law (including as defined in Section 101 of CERCLA).

“HLHZ” has the meaning set forth in Section 4.14.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid, (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property (excluding obligations of such Person to creditors for raw materials, inventory and supplies incurred in the ordinary course of such Person’s business), (vi) all capitalized lease obligations or other long-term obligations classified as indebtedness of such Person under GAAP, consistent with classifications in the Company Balance Sheet, (vii) all obligations of others secured by any Encumbrance on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate, currency swap transactions or other interest rate or exchange rate hedging agreements (valued at the termination value thereof), (ix) all letters of credit issued for the account of such Person, (x) all obligations of such Person to purchase securities (or other property) that arise out of or in connection with the sale of the same or substantially similar securities or property, (xi) any accrued interest, prepayment penalties or fees, any premiums, any breakage amounts or any other similar amounts payable in connection with the foregoing and (xii) all guarantees and arrangements having the economic effect of a guarantee of such Person of any indebtedness of any other Person.

“Indemnified Party” has the meaning set forth in Section 6.8(a).

“Independent Accountant” has the meaning set forth in Section 3.4(c).

“Intellectual Property” means any and all worldwide industrial and intellectual property rights, including all: (i) patents and patent applications, (ii) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names together with the goodwill associated with any of the foregoing, (iii) copyrights and works of authorship in any media, including software, marketing materials, Internet site content and (iv) trade secrets.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (i) with respect to the Company and/or any Company Subsidiary, the actual knowledge (after reasonable inquiry) of a fact, circumstance, event or other matter by the Chairman of the Board, Chief Executive Officer, Chief Financial Officer or General Counsel of the Company and (ii) with respect to any other Person, the actual knowledge (after reasonable inquiry) of a fact, circumstance, event or other matter by the officers and directors of such Person. Notwithstanding the foregoing, “after reasonable inquiry” shall not require sampling, analysis or other similar investigation related to Environmental Laws or Hazardous Substances. For the purposes of Section 4.6, “Knowledge” shall also include the actual knowledge (after reasonable inquiry) of a fact, circumstance, event or other matter of Angela Stephens, Kevin Kohutek and, for the purposes of Section 4.13, “Knowledge” shall also include the actual knowledge (after reasonable inquiry) of a fact, circumstance, event or other matter of Harry Moulter.

“Law” means any foreign or domestic federal, state, provincial, local, municipal or other law, statute, code, treaty, ordinance, rule, regulation, legal doctrine, order, permit, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Lease Documents” has the meaning set forth in Section 4.16(f).

“Leased Golf Property” means the Leased Properties identified as a golf property in Section 4.16(f) of the Company Disclosure Letter.

“Leased Properties” has the meaning set forth in Section 4.16(f).

“Liquor Licenses” has the meaning set forth in Section 6.15.

“Loan Agreements” means (i) that certain Loan Agreement dated as of June 2, 2003 by and among Timarron Golf Club, Inc., Crow Canyon Management Corp., Northwood Management Corp. and Treesdale Country Club, Inc. and GMAC Commercial Mortgage Corporation, (ii) that certain Loan Agreement dated as of June 2, 2003 by and among Diamond Run Club, Inc., Greenbrier Country Club, Inc., Shadow Ridge Golf Club, Inc., Bay Oaks Country Club, Inc. and Woodside Plantation Country Club, Inc. and GMAC Commercial Mortgage Corporation, (iii) that certain Loan Agreement dated as of June 2, 2003 by and among Pacific Life Insurance Company and The Country Club Loan Parties Named therein, (iv) that certain Loan Agreement dated as of June 2, 2003 by and among Pacific Life Insurance Company and The Resort Loan Parties Named therein, (v) that certain Loan Agreement dated as of June 4, 2003 by and among Textron Financial Corporation, ClubCorp, Inc. and each of the affiliates of ClubCorp, Inc. signatory thereto, (vi) the evidences of indebtedness listed on Section 4.9(4) of the Company Disclosure Letter, and (vii) in the case of clauses (i) through (vi) above, all amendments, modifications or supplements thereto.

“Losses” has the meaning set forth in Section 6.8(a).

“Loss Value” has the meaning set forth in Section 6.19(e).

“Material Adverse Effect” means any effect, event, occurrence, development, circumstance, change or condition (each an “Effect”) that is materially adverse to the assets, business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, except to the extent that such Effect results from (i) changes or conditions affecting economic or capital markets in the United States or internationally, (ii) changes or conditions affecting the industries in which the Company or any Company Subsidiary operates other than any such Effects that have had an adverse and disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, as compared to comparable participants in the industries in which the Company and the Company Subsidiaries conduct their business, (iii) changes in any Laws or GAAP or the accounting rules and regulations of the SEC, (iv) the announcement of this Agreement or the transactions contemplated hereby or of the identity of Parent, (v) any action or failure to act by Parent or any of its Affiliates, or (vi) any actions required under this Agreement to obtain any authorization or approval under applicable antitrust or competition laws for the consummation of the transactions contemplated by this Agreement.

“Material Business” means (i) a business that constitutes 10% or more of the net revenues, net income or the assets (including Voting Securities or other Equity Interests) of the Company and the Company Subsidiaries, taken as a whole and (ii) the business of Pinehurst Resort and Country Club.

“Material Contract” has the meaning set forth in Section 4.9(a).

“Material Environmental Condition” means, with respect to any Property, any condition, defect, Encumbrance, Hazardous Substance or toxic mold on such Property or any Facilities currently owned by the Company or the Company Subsidiaries and relating to such Property that (A) is not in compliance with Environmental Law in the relevant jurisdiction and (B) that would, in the ordinary course of business consistent with past practice, be recommended to be repaired, replaced or abated within 12 months, in each case except for conditions, defects, Encumbrances, Hazardous Substances and toxic molds (i) specifically identified in the Environmental Reports listed in Section 4.11 of the Company Disclosure Letter or (ii) disclosed on Section 4.11 or Section 6.21 of the Company Disclosure Schedule.

“Material PCA Condition” means, with respect to any Property, any condition, defect or Encumbrance on such Property or any Facilities currently owned by the Company or the Company Subsidiaries and relating to such Property that (A) is not in compliance with applicable Law (excluding Environmental Laws) in the relevant jurisdiction or (B) is not in reasonably good operating condition and repair (normal wear and tear excepted) and that would, in the ordinary course of business consistent with past practice, be recommended to be repaired, replaced or abated within 12 months, in each case except for conditions, defects or Encumbrances (i) at Properties that are specifically addressed in the Company’s Maintenance Capital Expenditures budget for fiscal 2007 that has been provided to Parent prior to the date hereof or which in the ordinary course of business consistent with past practice be substituted for a matter specifically identified in such budget, (ii) that would constitute replacement of substantially all of any building or Facility, including but not limited to buildings at Brookhaven and Kingwood, or (iii) disclosed on Section 6.20 of the Company Disclosure Schedule.

“Merger” has the meaning set forth in the preamble.

“Merger Bonus” has the meaning set forth in Section 3.8.

“Merger Consideration” means $14.50 per share of Company Common Stock, as adjusted pursuant to the amount calculated in accordance with Annex A and Article 3 hereto.

“Merger Consideration Adjustment” has the meaning set forth in Section 3.5(a).

“Merger Consideration Escrow Amount” has the meaning set forth in Section 3.3.

“Merger Sub” has the meaning set forth in the preamble.

“Minority Stockholders” shall mean, as of any date, all the stockholders of the Company on such date, excluding those stockholders listed on Annex B hereof.

“Notice of Dispute” has the meaning set forth in Section 3.4(b).

“Notice of Superior Offer” has the meaning set forth in Section 6.4(c).

“Owned Properties” has the meaning set forth in Section 4.16(a).

“Parent” has the meaning set forth in the preamble.

“Parent Material Adverse Effect” means any Effect that is materially adverse to the assets, business, financial condition or results of operations of the Parent and the Parent Subsidiaries, taken as a whole, except to the extent that such Effect results from (i) changes or conditions affecting economic or capital markets in the United States or internationally, (ii) changes or conditions affecting the industries in which the Parent operates other than any such Effects that have had an adverse and disproportionate effect on Parent and the Parent Subsidiaries, taken as a whole, as compared to comparable participants in the industries in which Parent and the Parent Subsidiaries conduct their business, (iii) changes in any Laws or GAAP or the accounting rules and regulations of the SEC, (iv) the announcement of this Agreement or the transactions contemplated hereby or the identity of Parent, (v) any action or failure to act by Company or any of its Affiliates, or (vi) any actions required under this Agreement to obtain any authorization or approval under applicable antitrust or competition laws for the consummation of the transactions contemplated by this Agreement.

“Parent Obtained Environmental Reports” has the meaning set forth in Section 6.21(a).

“Parent Subsidiary” has the meaning set forth in Section 5.1.

“Parent’s Operator” has the meaning set forth in Section 6.15.

“PBGC” has the meaning set forth in Section 4.8(f).

“PCA Defect” has the meaning set forth in Section 6.20(b).

“PCA Defect Payments” has the meaning set forth in Section 6.20(b).

“PCA Loss Amount Data” has the meaning set forth in Section 6.20(d).

“PCA Loss Value” has the meaning set forth in Section 6.20(b).

“PCA Objection Notice” has the meaning set forth in Section 6.20(b).

“PCA Reports” has the meaning set forth in Section 6.20(a).

“Per Share Closing Date Merger Consideration” means the product obtained by dividing the Closing Date Merger Consideration by the number of outstanding shares of Company Common Stock on the Closing Date.

“Permitted Exceptions” has the meaning set forth in Section 4.16(a).

“Person” means an individual, corporation, limited liability company, partnership (limited, general or otherwise), association, trust, business trust, unincorporated organization, or other entity or group.

“Pinehurst Acquisition Agreement” has the meaning set forth in the preamble.

“Pinehurst Sale” has the meaning set forth in Section 7.1(e).

“Pinehurst Subsidiaries” means Pinehurst, Inc., Pinehurst Championship Management, Inc., Pinehurst Country Club, Inc., ClubCorp Realty East, Inc., PCC Realty Corp., Pinehurst Acquisition Corp., Pinehurst Realty Corp. and Pinehurst No. VII, Inc.

“Post-Closing Specified Properties” has the meaning set forth in Section 3.5(c).

“Post-Signing Returns” has the meaning set forth in Section 6.14(a).

“Proceeding” has the meaning set forth in Section 6.8(a).

“Professional Fees” means all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents for the Company or the CC ESOP (“Advisors”) for services rendered in connection with this Agreement and the transactions contemplated hereby, regardless of which party paid such fees, including fees and expenses of Advisors arising out of or relating to the discussion, evaluation, negotiation and documentation of the transactions contemplated hereby.

“Proxy Statement” has the meaning set forth in Section 6.5(a).

“Putterboy” has the meaning set forth in the preamble.

“Qualified Plan” has the meaning set forth in Section 4.8(b).

“Real Properties” has the meaning set forth in Section 4.16(f).

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping.

“Representatives” means an entity’s directors, officers, employees, Affiliates, accountants, consultants, legal counsel, advisors, investment bankers, brokers, potential financing sources, placement agents, representatives of financing sources, agents and other representatives.

“Resolution Period” has the meaning set forth in Section 3.4(b).

“Restraint” has the meaning set forth in Section 7.1(b).

“SEC” means the Securities and Exchange Commission.

“Secretary of State” has the meaning set forth in Section 2.3.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Settlement Agreement” has the meaning set forth in Section 4.9(a)(12).

“SOXA” means the Sarbanes-Oxley Act of 2002.

“Specified Contracts” means the Contracts required to be identified in Sections 4.8(a), 4.8(j), 4.16(f), 4.16(i) and 4.20(a) of the Company Disclosure Letter, in each case together with all exhibits and schedules thereto.

“Specified Property Dispositions” means the pending dispositions of the properties designated as such as set forth on Annex A.

“Specified Stockholders” means the collective references to each of the Persons who are listed on Annex C hereto.

“Stockholders Agreement” means the Stockholders Agreement, dated as of December 1, 1999, among the Company and the stockholders of the Company named therein.

“Stockholders’ Representative” has the meaning set forth in Section 9.14(a).

“Subsidiary” of a specified entity means any corporation, partnership, limited liability company, joint venture or other entity of which the specified entity (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests.

“Superior Offer” means, with respect to the Company, an unsolicited, bona fide written offer made by a third party for an Acquisition Proposal (except that references to “15%” in clauses (i) and (iii) of the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”) on terms that the Company Board has in good faith concluded (after consultation with its outside legal counsel and its financial advisor), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the Person making the offer, to be more favorable to the Company’s stockholders (in their capacities as stockholders) from a financial point of view than those contemplated by this Agreement (including any proposed alterations to this Agreement submitted in writing by Parent in response thereto) and is reasonably capable of being consummated without undue delay.

“Surveys” has the meaning set forth in Section 6.19(b).

“Survey Objection Notice” has the meaning set forth in Section 6.19(d).

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Taxes” means (i) all taxes, levies, assessments, duties, imposts or other like assessments, charges or fees (including estimated taxes, charges and fees), including income, profits, gross receipts, transfer, excise, property, sales, use value-added, ad valorem, license, capital, wage, employment, payroll, withholding, social security, severance, occupation, import, custom, stamp, alternative, add-on minimum, environmental, franchise or other governmental taxes or charges, imposed by any Governmental Entity responsible for the imposition of any such tax (each, a “Tax Authority”), including any interest, penalties or additions to tax applicable or related thereto, whether disputed or not, (ii) all liability for the payment of any amounts of the type described in clause (i) as the result of being (or ceasing to be) a member of an affiliated, consolidated, combined or unitary group (or being included (or required to be included) in any Tax Return related thereto), and (iii) all liability for the payment of any amounts as a result of an express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person with respect to the payment of any amounts of the type described in clause (i) or clause (ii).

“Tax Return” means any report, return, statement, declaration, claim for refund, information return or other written information (including any related or supporting schedules, statements or information and amended returns) filed or required to be filed in connection with any Taxes, including the administration of any Laws, regulations or administrative requirements relating to any Taxes.

“Termination Date” has the meaning set forth in Section 8.1(b).

“Termination Fee” has the meaning set forth in Section 8.2(b).

“Third Party Reports” means any third party reports, audits, inspections or similar documents, including relating to compliance with or liabilities under Environmental Laws, title, property condition assessment, seismic analysis, zoning and survey.

“Title Commitments” has the meaning set forth in Section 6.19(a).

“Title Company” has the meaning set forth in Section 6.19(a).

“Title Defect” has the meaning set forth in Section 6.19(d).

“Title Defect Payments” has the meaning set forth in Section 6.19(f).

“Title Loss Amount Data” has the meaning set forth in Section 6.19(h).

“Title Objection Notice” has the meaning set forth in Section 6.19(d).

“Title Policies” has the meaning set forth in Section 6.19(c).

“Uncured Environmental Defects” has the meaning set forth in Section 6.21(c).

“Uncured PCA Defects” has the meaning set forth in Section 6.20(c).

“Uncured Title Defects” has the meaning set forth in Section 6.19(g).

“Unpaid Company Cure Defects” has the meaning set forth in Section 6.19(f).

“Voting Agreement” has the meaning set forth in the preamble.

“Voting Security” means any share, capital stock, partnership, member or similar interest in any Person entitling the holder thereof to vote for the election of directors or persons performing similar functions.

“WARN Act” has the meaning set forth in Section 4.8(n).

“Warrant Termination Agreement” has the meaning set forth in Section 3.7(b).

ARTICLE 2

The Merger

2.1 The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub, at the Effective Time, shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and as a wholly-owned Subsidiary of Parent.

2.2 The Closing. Subject to Section 8.1(b), the closing of the transactions contemplated hereby (the “Closing”) shall take place at 10:00 am (EST) on the later of (i) December 26, 2006 or (ii) the fifth (5th) Business Day after the satisfaction or waiver of each of the conditions set forth in Article 7 (other than (x) the condition set forth in Section 7.1(a) if the Company Stockholders Meeting has not yet been noticed and held and (y) those conditions that by their terms are to be satisfied at Closing, but subject to the satisfaction or waiver of such condition at such time) or at such other time or date as the parties hereto agree. The Closing shall take place at the offices of Haynes and Boone, LLP, 901 Main Street, Suite 3100, Dallas, Texas, or at such other location as the parties hereto agree. The date on which the Closing occurs is herein referred to as the “Closing Date.”

2.3 Effective Time. Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company, and, simultaneously with or as soon as practicable following the Closing, filed with the Secretary of State of the State of Delaware (the “Secretary of State”). The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State, or such later date and time as the Company and Parent may agree and specify in the Certificate of Merger. The date and time the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation; Bylaws. At the Effective Time, the Certificate of Incorporation and the Bylaws of the Surviving Corporation as in effect immediately prior to the Effective Time shall be amended so as to read in the forms of Exhibits A and B, respectively.

2.6 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The executive officers of the Company (other than the Chairman of the Board) immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

ARTICLE 3

Conversion of Securities; Merger Consideration; Exchange of Certificates

3.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion Generally. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 3.1(b) and Dissenting Shares referred to in Section 3.10) shall be converted, subject to other provisions of Section 3.1, Section 3.6(e) and Section 3.8, into the right to receive the Merger Consideration. At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically cease to exist, and each certificate previously representing any such shares shall thereafter represent only the right to receive the Merger Consideration, subject to other provisions of this Section 3.1, Section 3.6(e) and Section 3.10.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock held, immediately prior to the Effective Time, in treasury of the Company, and each share owned by Parent or Merger Sub shall be canceled and extinguished without any conversion thereof, and no payment shall be made with respect thereto.

(c) Capital Stock of Merger Sub. At the Effective Time, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole stockholder of Merger Sub, be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Merger Sub common stock will evidence ownership of such shares of common stock of the Surviving Corporation.

3.2 Estimated Closing Merger Consideration. For purposes of determining an estimate of Merger Consideration at the Effective Time, at least ten (10) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a certificate setting forth the Company’s estimates in good faith of each of the line items contained in Annex A hereto as of the Closing (the “Estimated S&U Calculation”) and the estimated Merger Consideration as of the Effective Time (“Estimated Merger Consideration”) based on such Estimated S&U Calculation as compared to Annex A hereto, such calculation (a) to be reasonably detailed as to allow Parent to determine the components of the Company’s calculations (including the calculation of the Estimated Merger Consideration), (b) to be prepared in accordance with the accounting methods, policies, practices and procedures used to prepare the forecast used in Annex A, (c) where applicable, to be prepared in accordance with generally accepted accounting principles in the United States as in effect on the date of such preparation consistently applied in accordance with past practices and (d) otherwise to be consistent with the past practice of the Company as to accounting and reporting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodologies. If Parent objects in good faith to any of the information set forth on the Estimated S&U Calculations or accompanying components of the calculation as presented by the Company, Parent shall deliver to the Company at least five (5) Business Days prior to the Closing Date, a written notice specifying in reasonable detail all disputed items and the basis thereof and setting forth the adjustment to the Estimated Merger Consideration that the Parent believes should be made. Parent and the Company shall negotiate in good faith and attempt to agree on appropriate adjustments such that the Estimated S&U Calculation reflect as accurately as reasonably practicable the estimates of each line item on Annex A hereto as of the Closing Date. If Parent and the Company agree on appropriate adjustments, Parent shall pay to the Exchange Agent in accordance with Section 3.6(b) an amount equal to such agreed Estimated Merger Consideration less the amount required to be deposited with the Escrow Agent pursuant to Section 3.3 below.

3.3 Escrow. On or prior to the Closing Date, Parent will deposit $20.731 million (the “Merger Consideration Escrow Amount”) into escrow with a third party escrow agent (the “Escrow Agent”) for distribution in accordance with Section 3.5. The agreement with the Escrow Agent shall provide that the Escrow Agent shall be entitled to pay the Surviving Corporation up to $731,000 of the Merger Consideration Escrow Amount in the event Putterboy elects to have the Surviving Corporation purchase additional workers compensation, automobile and general liability insurance coverage prior to May 1, 2007.

3.4 Closing Merger Consideration.

(a) Delivery of Closing S&U Calculation. As promptly as practicable following the Closing Date, but in no event later than forty-five (45) days after the Closing Date, Parent shall cause the Surviving Corporation to prepare, and deliver to the Stockholders’ Representative a certificate which shall set forth each of the line items contained in Annex A hereto as of the Closing Date (the “Closing S&U Calculation”) and the Merger Consideration as of the Effective Time based on the Closing S&U Consideration as compared to Annex A hereto. The Closing S&U Calculation shall be prepared in form and detail comparable to, and in accordance with the accounting methods, policies, practices and procedures used to prepare the Estimated S&U Calculation. Parent shall cause the Surviving Corporation to provide the Stockholders’ Representative and its designees with reasonable cooperation and reasonable access at reasonable times to the books and records (including financial statements) of the Surviving Corporation and the personnel of the Surviving Corporation to verify the Closing S&U Calculation and the calculation of the Merger Consideration as of the Effective Time.

(b) Notice of Dispute. If the Stockholders’ Representative wishes to dispute any items of the Closing S&U Calculation (including the calculation of Merger Consideration as of the Effective Time), then the Stockholders’ Representative shall deliver to Parent, within thirty (30) days following the delivery to the Stockholders’ Representative of the Closing S&U Calculation, a written notice specifying in reasonable detail all disputed items and the basis in reasonable detail thereof and setting forth the adjustment to the Merger Consideration that the Stockholders’ Representative believes should be made (a “Notice of Dispute”). If Parent does not agree with a Notice of Dispute, Parent and the Stockholders’ Representative shall negotiate in good faith to resolve their differences within fifteen (15) days following delivery to Parent of such Notice of Dispute (the “Resolution Period”), and any resolution by them as to any disputed amounts shall be in writing and shall be final, binding and conclusive.

(c) Resolution by Independent Accountant. In the event that Parent and the Stockholders’ Representative are unable to resolve all disputes with respect to the Closing S&U Calculation prior to the expiration of the Resolution Period, issues remaining in dispute shall be submitted, as soon as practicable, to the Dallas, Texas office of Ernst & Young, LLP (the “Independent Accountant”). Parent and the Stockholders’ Representative agree to execute a reasonable engagement letter if requested by the Independent Accountant. The, Independent Accountant shall determine only those issues with respect to the Closing S&U Calculation (and the derivation of the Merger Consideration therefrom) which are still in dispute, except to the extent that a dispute item would or could have a direct impact on a non-disputed item. The Independent Accountant’s determination shall be made within thirty (30) days after its selection, shall be set forth in a written statement delivered to Parent and the Stockholders’ Representative and shall be final, binding and conclusive and enforceable in any court of competent jurisdiction. The fees and expenses of the Independent Accountant shall be allocated by the Independent Accountant between Parent, on the one hand, and the Stockholders’ Representative on behalf of the Company’s stockholders immediately prior to the Effective Time, on the other hand, in proportion to the extent that such party did not prevail on the items in dispute.

(d) Final Closing S&U Calculation. For purposes of this Agreement, the “Final Closing S&U Calculation” shall be either (i) the Closing S&U Calculation in the event that no Notice of Dispute is delivered to Parent during the 30-day period specified by Section 3.4(b) or (ii) the Closing S&U Calculation as adjusted by either (x) the agreement of the Stockholders’ Representative and Parent pursuant to Section 3.4(b) or (y) the determination of the Independent Accountant pursuant to Section 3.4(c).

3.5 Post-Closing Adjustment.

(a) “Merger Consideration Adjustment” shall mean the result, whether a positive or negative number, obtained by:

(1) subtracting (A) the aggregate Estimated Merger Consideration from (B) the aggregate Merger Consideration as calculated on the Final Closing S&U Calculation; and

(2) adding the proceeds received by the Company (less related costs and expenses as provided in Section 3.5(c)) in connection with any Specified Property Disposition to the extent any such Specified Property Disposition had not been consummated as of the Effective Time and is consummated prior to the date of the distribution of the Merger Consideration Escrow Amount under Section 3.5(b).

(b) If the Merger Consideration Adjustment is a positive number, the Escrow Agent shall promptly (and in any event within three (3) Business Days) pay an amount equal to such positive number to the Exchange Agent for distribution to the holders of Company Common Stock and the holders of Company Options on an as-converted basis who (i) received payments in exchange for their Company Options under Section 3.7(a) and (ii) would have received payments in exchange for their Company Options under Section 3.7(a) if the Per Share Closing Date Merger Consideration on the Closing Date included the Merger Consideration Adjustment amount on a per share basis (provided, that such holders of Company Options shall not receive more than the “in the money” value of such Company Options) (such payment to be reduced by any required withholding Taxes), in each case immediately prior to the Effective Time (including those who have previously surrendered their stock certificates) in accordance with Section 3.6(a). If the Merger Consideration Escrow Amount is less than the Merger Consideration Adjustment, Parent shall promptly (and in any event within three (3) Business Days) pay an additional amount equal to the difference between the Merger Consideration Adjustment and the Merger Consideration Escrow Amount to the Exchange Agent for distribution to the holders of Company Common Stock and the holders of Company Options on an as-converted basis, in each case immediately prior to the Effective Time. If the Merger Consideration Adjustment is a negative number, the Escrow Agent shall promptly (and in any event within three (3) Business Days) pay to Parent, in an amount equal to the absolute value of the Merger Consideration Adjustment. Any Merger Consideration Escrow Amount remaining after payment by the Escrow Agent to the Exchange Agent or Parent, as applicable, under this Section 3.5(b), shall be paid to the Exchange Agent for distribution to the holders of Company Common Stock and the holders of Company Options on an as-converted basis, in each case immediately prior to the Effective Time (including those who have previously surrendered their stock certificates) in accordance with Section 3.6(a). Parent and the Stockholders’ Representative will give joint written instructions to the Escrow Agent in accordance with these provisions.

(c) In the event any Specified Property Dispositions have not been consummated after completing the distribution of the Merger Consideration Adjustment in accordance with Section 3.5(b) (“Post-Closing Specified Properties”), and such Post-Closing Specified Properties are subsequently disposed of on or before the first anniversary of the Closing Date, the Surviving Corporation shall pay the Exchange Agent an amount equal to the proceeds received from the disposition of such Post-Closing Specified Property, less any costs and expenses incurred (x) in operating the Post-Closing Specified Property until the time of its disposition and (y) in connection with consummating the disposition of such Post-Closing Specified Property, for distribution in accordance with Section 3.5(b) as if such proceeds were the Merger Consideration Adjustment. Parent shall use commercially reasonable efforts to consummate the Specified Property Dispositions, including the expenditure of reasonable costs and expenses necessary to consummate such dispositions, for a price reasonably acceptable to the Stockholders’ Representative prior to the first anniversary of the Closing Date. Parent shall permit the Stockholders’ Representative to reasonably participate in the Specified Property Disposition process.

3.6 Payment and Exchange of Certificates.

(a) Exchange Procedures.

(i) Promptly after the Effective Time, Parent shall cause the Exchange Agent (as defined below) to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (“Certificates”) and that at the Effective Time were, in accordance with this Article 3, converted into the right to receive the Merger Consideration (i) a letter of transmittal that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be reasonably satisfactory to the Company and (ii) instructions for use in effecting surrender by such holder of Certificates to the Exchange Agent in exchange for the Merger Consideration.

(ii) The holder of each Certificate, upon the surrender by such holder to the Exchange Agent of such Certificate, together with the letter of transmittal duly completed and validly executed by such holder in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, shall be entitled to receive in exchange for such Certificate a check (or, if requested by such holder, a wire transfer) for the Merger Consideration into which shares of the Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 3.1, and such Certificate shall forthwith thereafter be canceled. In the event of a transfer of ownership of shares of Company

Common Stock that is not registered on the transfer records of the Company, the cash consideration payable hereunder with respect to such shares of Company Common Stock may be paid to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer. Subject to Section 3.10, each Certificate shall be deemed at all times from and after the Effective Time to represent only the right to receive, upon exchange as contemplated in this Section 3.6, the Merger Consideration into which the shares of Company Common Stock formerly represented by such Certificate are converted in the Merger. No interest shall be paid or accrue on any Merger Consideration payable upon surrender of any Certificate.

(b) Exchange Agent. At or prior to the Effective Time, Parent or a direct or indirect Subsidiary of Parent shall enter into an agreement with a bank or trust company (the “Exchange Agent”), which shall establish reasonable procedures (including the deposit by the Parent with the Exchange Agent of, subject to Section 3.2 hereof, the aggregate Estimated Merger Consideration less the Merger Consideration Escrow Amount (the “Closing Date Merger Consideration”), on or before the Effective Time) mutually acceptable to Parent and the Company for exchange in accordance with this Article 3, through the Exchange Agent, an amount of cash sufficient to deliver to the holders of Company Common Stock (other than Dissenting Shares) the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”) deliverable pursuant to Section 3.1 and (if applicable) Section 3.5 in exchange for outstanding shares of Company Common Stock. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in accordance with this Article 3 out of the Exchange Fund.

(c) Further Rights in Company Common Stock. All Merger Consideration issued and paid upon conversion of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Common Stock.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of shares of Company Common Stock for 180 days after the Effective Time may be delivered to the Surviving Corporation, upon demand, and any holders of shares of Company Common Stock who have not theretofore complied with this Article 3 shall thereafter look only to the Surviving Corporation (subject to applicable abandoned property, escheat and similar Laws) for the Merger Consideration, without any interest thereon.

(e) No Liability. None of Parent, the Company, Merger Sub or the Surviving Corporation shall be liable to any Person for any amount from the Exchange Fund delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws.

(f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by the Surviving Corporation in its discretion, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, without any interest thereon.

(g) Withholding Generally. Parent, Merger Sub or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Options or Company Warrants such amounts as Parent, Merger Sub or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local, provincial or foreign Tax Law. To the extent that amounts are so withheld by Parent, Merger Sub or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock, Company Options or Company Warrants in respect of whom such deduction and withholding was made by Parent, Merger Sub or the Exchange Agent.

(h) Section 1445 Withholding. To the extent that any holder of shares of the Company Common Stock, Company Options, or Company Warrants has failed to provided a certificate in form and substance reasonable satisfactory to Parent, duly executed and acknowledged, certifying that such holder is not subject to withholding under Section 1445 of the Code, Parent, Merger Sub or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to such holder, such amounts as Parent, Merger Sub or Exchange Agent are required to deduct and withhold under Section 1445 of the Code. To the extent that amounts are so withheld by Parent, Merger Sub or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holder.

3.7 Convertible Securities.

(a) Company Options. At the Effective Time, each then-outstanding unexpired and unexercised Company Option, whether vested or unvested, will become fully vested and deemed exercised on such date. Upon such deemed exercise, the holder of each such Company Option shall immediately receive a cash payment from Parent or the Surviving Corporation equal to the product of (i) the total number of vested and unexercised shares of Company Common Stock that were subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess (if any) of (A) the Per Share Closing Date Merger Consideration over (B) the exercise price per share subject to such Company Option, such cash payment to be reduced by any required withholding of Taxes. Prior to the Effective Time, the Company shall have taken all actions necessary (including obtaining all necessary amendments or consents from holders of outstanding Company Options) to give effect to the transactions contemplated by this Section 3.7. After the Effective Time, no Company Option shall be exercisable to any extent, whether for shares of Company Common Stock or shares of the common stock of the Surviving Corporation, the Parent or any of their respective Affiliates.

(b) Company Warrants. Cypress has entered into an agreement with the Company terminating all outstanding Company Warrants without liability to the Company and the Company Subsidiaries (“Warrant Termination Agreement”) as of the Effective Time.

(c) The Company (including any appropriate committee of its board of directors) shall take all action necessary (including obtaining any required consents) in order to effect the foregoing provisions of this Section 3.7 as of the Effective Time.

3.8 Merger Bonus. The Compensation Committee of the Board of Directors of the Company has authorized the Chairman of the Board and the Chief Executive Officer of the Company to designate a cash transaction bonus pool equivalent to the difference between the Merger Consideration and $14.00 per share based on up to 350,000 shares of Company Common Stock as bonuses (each a “Merger Bonus”) to certain employees of the Company in connection with the Merger (the “Company Merger Bonus Plan”). Each employee that is awarded a Merger Bonus shall receive a cash payment from Parent or the Surviving Corporation at the Effective Time in an amount equal to the product of (i) the total number of shares of Company Common Stock designated for such employee multiplied by (ii) the excess of (A) the Per Share Closing Date Merger Consideration minus (B) $14.00. Two Business Days prior to Closing, the Company shall deliver to Parent a schedule setting forth the name of each employee to whom a Merger Bonus was awarded and the amount of the Merger Bonus awarded to such employee.

Notwithstanding the foregoing, to the extent that the aggregate Merger Bonus under the Merger Bonus Plan is less than $402,500, at the Effective Time, Parent shall contribute the positive difference between the amount owing under the Merger Bonus Plan as in effect on the date hereof and $402,500.

3.9 Employee Stock Ownership Plan.

(a) As soon as practicable after the execution of the Agreement, the Company shall adopt resolutions to provide that the CC ESOP shall be terminated immediately following the receipt of the Merger Consideration by the CC ESOP trust on behalf of the CC ESOP’s participants and beneficiaries.

(b) Each participant in the CC ESOP who is not fully vested shall become fully vested in his or her CC ESOP account(s) upon the Closing Date.

(c) The termination of the CC ESOP will be adopted conditioned upon the consummation of the Merger and distributions upon termination of the CC ESOP will be made upon receipt of and to the extent approved by a favorable determination letter from the IRS with regard to the continued qualification of the CC ESOP in connection with its termination, after any required amendments. The Company and Parent shall cooperate in submitting appropriate requests for any such determination letter to the IRS and will use their reasonable efforts to seek the issuance of such letter no later than as soon as possible following the date hereof. The Company shall adopt such additional amendments to the CC ESOP as may be reasonably required by the IRS as a condition to granting such determination letter or as may be necessary or appropriate to permit the investment of the Merger Consideration received by the CC ESOP in investments other than Company Common Stock, pending distribution.

(d) As of and following the Effective Time, Parent shall cause the CC ESOP, in the event the CC ESOP is maintained for a time to allow for distributions to participants, to be maintained for the exclusive benefit of employees and other persons who were participants or beneficiaries therein prior to the Effective Time in accordance with its terms, subject to the amendments described herein and as otherwise may be required to comply with applicable law or to obtain a favorable determination letter from the IRS as to the qualified status of the termination of the CC ESOP.

(e) The Company shall not contribute or issue additional shares of Company Common Stock to the CC ESOP prior to the Effective Time, and to the Company’s Knowledge, the CC ESOP Trustee is not contemplating purchasing any additional shares of Company Common Stock prior to the Effective Time.

3.10 Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares of Company Common Stock in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration but instead shall only be entitled to the rights provided under Section 262 of the DGCL. At the Effective Time, by virtue of the Merger (x) all Dissenting Shares shall be cancelled and cease to exist and (y) the holder or holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal and payment under the DGCL, the right of such holder to such appraisal of its shares of Company Common Stock shall cease, and such shares of Company Common Stock shall be deemed converted as of the Effective Time into the right to receive the Merger Consideration as provided in this Article 3. The Company shall give Parent prompt notice of any written demands received by the Company for appraisal of shares and the opportunity to direct all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL. The Company shall not, except with Parent’s prior written consent, voluntarily make any payment with respect to or offer to settle or settle any demands for appraisal for Dissenting Shares.

ARTICLE 4

Company Representations and Warranties

Except as set forth in (i) the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) and (ii) the Company’s Form 10-K for the year ended December 27, 2005 (other than in the exhibits or any documents incorporated by reference thereto), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of the Company other than the Pinehurst Subsidiaries (each a “Company Subsidiary” and, collectively, the “Company Subsidiaries”) has been organized, and is validly existing and in good standing, under the laws of the jurisdiction of its incorporation or organization, as the case may be. The Company and each Company Subsidiary has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and as currently proposed by it to be conducted. The Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except, in the case of the Company Subsidiaries, where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b) Section 4.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date hereof of all of the Company Subsidiaries and the jurisdictions of their incorporation or organization and each of the jurisdictions where such entity is qualified as a foreign entity, as the case may be. None of the Company or any Company Subsidiary holds an Equity Interest in any Person other than a Company Subsidiary. The Company is the direct or indirect owner of all of the issued and outstanding Equity Interests of each Company Subsidiary, and all such Equity Interests are duly authorized, validly issued, fully paid and nonassessable. All of the issued and outstanding Equity Interests of each Company Subsidiary owned directly or indirectly by the Company are free and clear of all Encumbrances, other than those under the Loan Agreements.

(c) The Company has made available to Parent true, correct and complete copies, of all certificate or articles of incorporation, bylaws, and other organizational documents of each of the Company and the first tier subsidiaries of the Company, as currently in effect.

4.2 Capitalization.

(a) The authorized capital stock of the Company consist of 250,000,000 shares of Company Common Stock and 150,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the date hereof, (i) 92,791,912 shares of Company Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid and nonassessable and (ii) 6,802,496 shares of Company Common Stock were held in the treasury of the Company. As of the date hereof, no shares of Company Preferred Stock are issued or outstanding. None of the Company Subsidiaries own any shares of Company Common Stock.

(b) As of the date hereof, the Company has reserved 8,673,434 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Stock Option Plans, of which 8,101,303 shares are subject to outstanding and unexercised Company Options and 572,131 shares remain available for issuance thereunder. Upon the issuance of any share of Company Common Stock upon the exercise of Company Options prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which such share is issuable, such share will be duly authorized, validly issued, fully paid and nonassessable.

(c) The Company has made available to Parent true, correct and complete copies of all Company Stock Option Plans and all forms of option agreements and other stock-based award agreements representing options or awards currently outstanding pursuant to those Company Stock Option Plans.

(d) As of the date hereof, there are outstanding and unexercised Company Warrants to purchase 1,012,500 shares of Company Common Stock. Upon the issuance of any share of Company Common Stock upon the exercise of Company Warrants prior to or at the Effective Time on the terms and conditions specified in the instruments pursuant to which such share is issuable, such share will be duly authorized, validly issued, fully paid and nonassessable. The Company shall take all requisite action such that the Company Warrants shall be terminated at Closing.

(e) Except as provided in the Company Stock Option Plans, Company’s agreements granting stock options to employees of the Company or any Company Subsidiary pursuant to the Company Stock Option Plans or the Stockholders Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Company Common Stock or any other Equity Interests in the Company or any Company Subsidiary.

(f) Except for Company Warrants, Company Options or under the Stockholders Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any Company Subsidiary to issue or sell any shares of capital stock or other Equity Interests or other securities of the Company or any Company Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any Company Subsidiary, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(g) Except for the Stockholders Agreement, there are no stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party or of which the Company has Knowledge with respect to any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any equity securities of the Company or of any Subsidiary. There are no bonds, debentures, notes or other instruments of Indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which stockholders of the Company may vote.

4.3 Authority; Voting.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement (subject to the Company Stockholders Approval). The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action (other than the Company Stockholders Approval). This Agreement has been duly authorized and validly executed and delivered by the Company and (assuming the valid authorization execution and delivery of this Agreement by Parent and Merger Sub) constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy, insolvency, moratorium or other similar Laws affecting the rights of creditors generally and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. The affirmative vote of the holders of a majority of all shares of Company Common Stock issued and outstanding on the record date set for the meeting of the Company’s stockholders to adopt this Agreement (the “Company Stockholders Meeting”) is the only vote of the holders of capital stock of the Company necessary to adopt this Agreement and effect of the Merger under applicable Law and the Company Certificate of Incorporation (the “Company Stockholders Approval”).

(b) The Company has taken all appropriate and required actions so that the restrictions on “business combinations” contained in Section 203 of the DGCL shall not apply with respect to, or as a result of, this Agreement, the Voting Agreement and the transactions contemplated hereby (including the Merger) and thereby without any further action on the part of the Company’s stockholders or the Company Board. There are no anti-takeover laws of any other state, federal or foreign jurisdiction that would apply to the execution, delivery or performance of this Agreement, the Voting Agreement or the consummation of the Merger or the other transactions contemplated hereby and thereby.

(c) The Company’s Board of Directors has adopted resolutions (i) approving and declaring advisable the Merger, this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby; (ii) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth in this Agreement; (iii) directing that this Agreement be adopted by the stockholders of the Company; and (iv) recommending to the stockholders of the Company that they adopt this Agreement (the “Company Board Recommendation”).

(d) Cypress has provided its written consent to the Merger and the transactions contemplated hereby in accordance with the terms of the Stockholders Agreement.

4.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate any provision of the Company Certificate of Incorporation or Company Bylaws or any equivalent organizational documents of any Company Subsidiary, (ii) subject to obtaining the Company Stockholders Approval and assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary, or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of, constitute a default under, cause any loss of any material benefit under, or give to others any right of termination or cancellation pursuant to, any Material Contract or any Specified Contract, except in the case of clauses (ii) through (iii), for such conflicts, violations, breaches, defaults, losses or rights as would not reasonably be expected to have a Material Adverse Effect.

(b) No filing or registration with, or authorization, consent or approval of, any Governmental Entity (other than filings, registrations, authorizations, consents and approvals, the failure of which to make or obtain would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect) is required by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation by the Company of the Merger except under the Exchange Act, Antitrust Laws, and the filing of the Certificate of Merger as required by the DGCL.

4.5 Permits; Compliance with Law.

(a) Each of the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, registrations, approvals and clearances of any Governmental Entity, and has made all material filings, applications and registrations with any Governmental Entity, in each case that are reasonably necessary for the Company and each Company Subsidiary to own, lease and/or operate its properties or other assets, or to carry on its respective businesses substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect; except in all cases where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any of the Company Permits would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b) None of the Company or any Company Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, including any Law related to unclaimed property or (ii) any Company Permit, except, with respect to both clauses (i) and (ii), for any such conflicts, defaults or violations that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. No investigation or inquiry by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the Knowledge of Company, threatened, in each case with respect to any alleged or claimed material violation of Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except, in each case, as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

4.6 SEC Filings; Financial Statements.

(a) The Company has filed all forms, reports, statements and schedules (including items incorporated by reference) required to be filed by it with the SEC since January 1, 2004 (the “Company SEC Reports”). Each Company SEC Report (i) was filed on a timely basis, (ii) at the time filed, complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations promulgated by the SEC thereunder applicable to such Company SEC Report, each as in effect on the date filed, and (iii) did not at the time filed (except to the extent that information contained in any Company SEC Report has been superseded or revised by a subsequent Company SEC Report filed prior to the date hereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in each such Company SEC Report or necessary in order to make the statements in each such Company SEC Report, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Company Financial Statements”), including in each Company SEC Report filed after the date of this Agreement until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act), and (iii) fairly presented, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries as at the respective dates thereof and the consolidated results of Company’s and the Company Subsidiaries’ operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring immaterial year-end adjustments in accordance with GAAP. The balance sheet of the Company as of December 27, 2005 (the “Company Balance Sheet Date”) contained in the Company SEC Reports is hereinafter referred to as the “Company Balance Sheet.” Neither the Company nor any Company Subsidiary has any liabilities required under GAAP to be recorded or set forth on a balance sheet prepared as of December 27, 2005 that are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and the Company Subsidiaries taken as a whole, except for (A) liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, (B) those specifically set forth or specifically and adequately reserved against in the Company Balance Sheet, and (C) the fees and expenses of investment bankers, attorneys and accountants incurred in connection with this Agreement. Solely for the purposes of this Section 4.6(b), the term “Company Subsidiaries” shall include the Pinehurst Subsidiaries.

(c) Each of the Company SEC Reports as of the date of the filing of such report, complied in all material respects with the requirements of, to the extent then applicable, SOXA, including in each case, the rules and regulations promulgated by the SEC thereunder.

(d) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including the Company Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To the Knowledge of the Company based on its evaluation of internal controls as of the end of the period covered by its most recent quarterly report on Form 10-Q (the “Evaluation Time”), such disclosure controls and procedures were effective at the Evaluation Time in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. To the Knowledge of the Company, no event, circumstance or event has occurred since the Evaluation Time that would cause the Company to believe that the Company’s disclosure controls and procedures are not currently effective.

(e) The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). To the Knowledge of the Company, based on the evaluation of the Company’s internal control over financial reporting at the Evaluation Time by the Company’s Chief Executive Officer and Chief Financial Officer, such internal control over financial reporting was, at the Evaluation Time, sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. To the Knowledge of the Company, no event, circumstance or event has occurred since the Evaluation Time that would cause the Company to believe that the Company’s internal controls are not currently effective. The Company disclosed, based on the evaluation of the Company’s internal control over financial reporting at the Evaluation Time, to the

Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses known to the Company’s Chief Executive Officer and Chief Financial Officer in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect in a material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud known to the Company’s Chief Executive Officer and Chief Financial Officer that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent a summary of any disclosure regarding clauses (i) or (ii) of the previous sentence made by management to the Company’s auditors and audit committee since January 1, 2004.

4.7 Absence of Certain Changes or Events. Except (i) for liabilities incurred in connection with this Agreement, the transactions contemplated by the Pinehurst Acquisition Agreement or the transactions contemplated hereby or thereby, (ii) as disclosed in the Company SEC Reports filed prior to the date of this Agreement and (iii) as permitted by Section 6.1, since December 27, 2005, the Company and each Company Subsidiary have conducted its business in the ordinary course consistent with past practice, and there have not been any changes, circumstances or events which have had or would reasonably by expected to have a Material Adverse Effect. From June 13, 2006 until the date hereof, neither the Company nor any Company Subsidiary has taken any action which, if taken after the date hereof, would violate Section 6.1.

4.8 Employee Benefit Plans; Labor and Employment Matters.

(a) Section 4.8(a) of the Company Disclosure Letter lists each of the Company Benefit Plans.

(b) Neither the Company nor any Company Subsidiary maintains or is obligated to provide benefits under any life, medical or health plan (other than as an incidental benefit under a Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (a “Qualified Plan”)) which provides benefits to retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).

(c) Neither the Company, any of its Subsidiaries, nor any ERISA Affiliate with respect to which the Company or any of the Company Subsidiaries would have any liability has at any time within the prior six (6) years contributed to or had the obligation to contribute to or has any obligation to contribute to or has any liability (contingent or otherwise) to any “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code, including any “multiemployer plan,” as that term is defined in Section 4001 of ERISA.

(d) Each of the Company Benefit Plans has been adopted and operated in compliance in all material respects with ERISA and the Code and all other applicable Laws and has been adopted and operated in accordance with the terms and provisions of the plan document and all related documents and policies.

(e) With respect to any multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) to which the Company, any of the Company Subsidiaries, or any of their respective ERISA Affiliates with respect to which the Company or any of its Subsidiaries would have any liability, has any liability or contributes (or has at any time within the past six (6) years contributed or had an obligation to contribute), to the Company’s Knowledge: (A) none of the Company, any of its Subsidiaries, or any of their respective ERISA Affiliates with respect to which the Company or any of the Company Subsidiaries would have any liability has incurred any withdrawal liability under Title IV of

ERISA which remains unsatisfied or would be subject to such liability if, as of the Effective Time, the Company, any of the Company Subsidiaries or any such ERISA Affiliates were to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or partial withdrawal (as defined in Section 4205 of ERISA) from any such multiemployer plan; and (B) no such multiemployer plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively).

(f) With respect to any Company Benefit Plan that is not a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA but is subject to Title IV of ERISA: (A) the assets of each such Company Benefit Plan are at least equal in value to the present value of the accrued benefits (vested and unvested) of the participants in such Company Benefit Plan on a termination and projected benefit obligation basis, based on the actuarial methods and assumptions indicated in the most recent applicable actuarial valuation reports; (B) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability, or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Company Benefit Plan within the past six (6) years; and (C) to the Company’s Knowledge, no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any such Company Benefit Plan concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein within the past six (6) years.

(g) The Company and the Company Subsidiaries have performed all of their material obligations under all Company Benefit Plans, and all contributions and other payments required to be made by Company or any Company Subsidiary to any Company Benefit Plan have been made or reserves adequate for such contributions or other payments have been set aside therefor and have been reflected in the Company Balance Sheet.

(h) There are no pending or, to the Company’s Knowledge, threatened material claims by or on behalf of or with respect to any Company Benefit Plan, or by any Person covered thereby, other than ordinary claims for benefits submitted by participants or beneficiaries.

(i) Except Company Common Stock held in the CC ESOP and Company Common Stock credited under the ClubCorp, Inc. Deferred Compensation Plan, no employer securities, employer real property or other employer property is included in the assets of any Company Benefit Plan.

(j) The Company made available to Parent:

(1) true, correct and complete copies of the current Company Benefit Plan document and any amendments thereto for each Company Benefit Plan and copies of any related trusts, and (A) the most recent summary plan descriptions of such Company Benefit Plans for which the Company or any Company Subsidiary is required to prepare, file, and distribute summary plan descriptions, and (B) the most recent copy of all summaries and descriptions furnished by the Company, if any, to participants and beneficiaries regarding Company Benefit Plans for which a plan description or summary plan description is not required;

(2) the Form 5500 filed in each of the most recent three (3) plan years with respect to each Company Benefit Plan, including all schedules thereto and any opinions of independent accountants relating thereto;

(3) all insurance policies or agreements regarding other funding arrangements that are currently in force which were purchased by or that provide benefits under any Company Benefit Plan or otherwise reimburse for benefits paid under the Company Benefit Plans;

(4) all written agreements that are currently in force with trustees and third party administrators, investments managers, consultants and service providers relating to any Company Benefit Plan and any and all written reports, including discrimination testing, submitted to the Company or any Company Subsidiary by such third party administrators, investment managers, consultants and service providers within the three (3) years preceding the date hereof; and

(5) with respect to Company Benefit Plans that are Qualified Plans, the most recent determination letter for each such Company Benefit Plan.

(k) Except for any formal written qualification requirement with respect to which the remedial amendment period set forth in Section 401(b) of the Code, and any regulations, rulings or other IRS releases thereunder, has not expired (i) each Company Benefit Plan that is intended to be a Qualified Plan has received a favorable determination letter from the IRS and is qualified under Section 401(a) of the Code, and each trust for each such Company Benefit Plan is exempt from federal income tax under Section 501(a) of the Code and (ii) to the Company’s Knowledge, no event has occurred or circumstance exists that could reasonably be expected to give rise to disqualification or loss of tax-exempt status of any such Company Benefit Plan or trust.

(l) Except with respect to matters that would not have a Material Adverse Effect: (i) each of the Company and each of the Company Subsidiaries is in compliance in all material respects with all currently applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, (ii) the Company and each of the Company Subsidiaries has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits, and other compensation due to or on behalf of such employees, independent contractors or consultants in accordance with applicable Law, (iii) neither the Company nor any of the Company Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), and (iv) there are no controversies pending or, to the Knowledge of the Company, threatened, between the Company or any of the Company Subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity.

(m) Neither the Company nor any of the Company Subsidiaries is a party to or bound by any collective bargaining agreement or other labor union Contract and no collective bargaining agreement is being negotiated by the Company or any of the Company Subsidiaries. There is no pending demand for recognition or, to the Knowledge of Company, any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Company Subsidiary. The Company has no Knowledge of any activities or proceedings of any labor union seeking to organize its employees nor of any such organizing activities or proceedings within the past three years. There is no labor dispute, strike or group work stoppage against the Company or any Company Subsidiary pending or, to the Knowledge of Company, threatened involving employees of the Company or any Company Subsidiary, nor have there been any such labor dispute, strike or group work stoppage within the last three years. There is no charge or complaint against the Company or any Company Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or, to the Knowledge of the Company, threatened.

(n) The Company and each Company Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended, and all similar state or local Laws (collectively, the “WARN Act”). In the past 12 months (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any Company Subsidiary, and (iii) the Company has not engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period prior to the date of this Agreement.

(o) Neither the Company nor any of the Company Subsidiaries (nor any director or employee of the Company or any Company Subsidiary) is a party to any agreement, Contract, or arrangement (including any Company Benefit Plan) that, individually or collectively, either alone or together with any other event (including the execution of and consummation of the transactions contemplated by this Agreement), could give rise to (i) any severance pay or any increase in severance pay, (ii) any acceleration of the time of payment or vesting under, or any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or any increase in the amount payable pursuant to, any of the Company Benefit Plans or (iii) the payment of any amount (whether in cash or property, including shares of capital stock) that would not be deductible pursuant to the terms of Section 280G of the Code.

(p) Each Company Option that was not earned and vested by December 31, 2004, as such terms are defined in the Proposed Treasury Regulations issued under Section 409A of the Code, was granted with an exercise price not less than the fair market value on the date of grant of the underlying Company Common Stock as determined by the consistent use of an independent appraisal that meets the requirement of Section 401(a)(28)(C) of the Code as of a date that is no more than twelve (12) months before the relevant grant date.

4.9 Contracts.

(a) Section 4.9 of the Company Disclosure Letter lists each of the Material Contracts that are in effect or otherwise binding on the Company or any Company Subsidiary or their respective properties or assets. The term “Material Contract” means, other than the Pinehurst Acquisition Agreement, any of the following Contracts that are in effect or otherwise binding on the Company or any Company Subsidiary or their respective properties or assets:

(1) any lease of personal property for any business, sports or golf club providing for annual rentals of $300,000 or more;

(2) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets that (i) is not terminable without material penalty on 90 days or shorter notice by the Company or the Company Subsidiaries and (ii) provides for annual payments or aggregate payments during the term of such Contract to or from the Company and the Company Subsidiaries of $300,000 or more;

(3) any partnership, limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture, excluding those that are wholly-owned directly or indirectly by the Company;

(4) any Contract (other than among the Company and any Company Subsidiary) under which Indebtedness in excess of $1,000,000 is outstanding or may be incurred or pursuant to which any property or asset is mortgaged, pledged or otherwise subject to an Encumbrance (other than Encumbrances incurred in the ordinary course of business with respect to specific assets), or any Contract restricting the incurrence of Indebtedness or restricting the payment of dividends or the transfer of any Real Property (except, with respect to the transfer of leased properties, restrictions contained in the lease documents);

(5) any Contract required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(6) other than leases for business clubs containing express limitations therein of the type described by subsections (A) and (B) of this Section 4.9(a)(6), any Contract that purports to limit in any material respect the right of the Company or Company Subsidiaries (A) to engage in any line of business, or (B) to compete with any person or operate in any location;

(7) any Contract providing for the sale or exchange of, or option to sell or exchange, any real property with a value in excess of $3,000,000, or for the purchase or exchange of, or option to purchase or exchange, any real estate with a value in excess of $3,000,000;

(8) any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than Contracts referenced in clauses (2) or (7) of this Section 4.9(a)) or capital stock or other equity interests of another Person for aggregate consideration in excess of $3,000,000, in each case other than in the ordinary course of business and in a manner consistent with past practice;

(9) any Contract pursuant to which the Company or any Company Subsidiaries manages any real property, resort, country club, lunch club or other establishment and under which the Company or any Company Subsidiary derives annual revenues in excess of $500,000;

(10) other than Contracts for ordinary repair and maintenance, any Contract relating to the development or construction of, or additions or expansions to, the Real Properties, under which the Company or any Company Subsidiaries has, or expects to incur, an obligation in excess of $1,000,000 in the aggregate;

(11) any advertising or other promotional Contract providing for annual payments by the Company or any Company Subsidiary of $250,000 or more;

(12) any Contract to which the Company or any Company Subsidiary has continuing material indemnification obligations (other than Contracts entered into in the ordinary course of business) or potential material liability under any purchase price adjustment or any Contract (a “Settlement Agreement”) relating to the settlement or proposed settlement of any Proceeding, which settlement involves the issuance of equity securities or the payment of more than $500,000;

(13) any license, royalty or other Contract concerning Intellectual Property which is material to the Company and Company Subsidiaries, taken as a whole; and

(14) any Contract (other than Contracts referenced in clauses (1) through (13) of this Section 4.9(a) or which are not required to be scheduled in clauses (1) through (13) because of the dollar thresholds contained therein) which (i) by its terms calls for payments by the Company and Company Subsidiaries in excess of $1,000,000 and (ii) is not terminable without material penalty on 90 days or shorter notice by the Company or any Company Subsidiary.

(b) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, (i) none of the Company or any of the Company Subsidiaries has received any claim of default under any such agreement which has not been cured, and (ii) to the Company’s Knowledge, no event has occurred and is continuing which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both). Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, each Material Contract is valid, binding and enforceable against the Company or a Company Subsidiary in accordance with its terms and is in full force and effect. The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

4.10 Litigation. Except as set forth in the Company SEC Reports and except, with respect to both clauses (i) and (ii), for matters that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, (i) there is no suit, claim, action, proceeding or investigation (for condemnation or otherwise) pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective executive officers or directors in their capacity as an executive officer or director of the Company or a Company Subsidiary and (ii) none of the Company or any Company Subsidiary is subject to any outstanding order, writ, judgment, injunction, decree, or arbitration ruling or award. There are no SEC legal actions, audits, inquiries or investigations, other governmental actions, audits, inquiries or investigations by other Governmental Entities or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any Company Subsidiary, any Company Benefit Plan or any malfeasance by any executive officer of the Company in their capacity as an executive officer of the Company.

4.11 Environmental Matters. Except for the matters specifically identified in the Environmental Reports listed in Section 4.11 of the Company Disclosure Letter:

(a) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect:

(1) The Company and each Company Subsidiary is in compliance with all, and has not violated any, applicable Environmental Laws.

(2) There are no suits, claims, actions or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, nor have any of them received any written or, to the Knowledge of the

Company, oral notification of any allegation, investigation or request for information regarding any actual or potential responsibility for (i) any actual or alleged violation of Environmental Laws or (ii) any actual or alleged Release or threatened Release of any Hazardous Substance.

(3) To the Company’s Knowledge, there are and have been no Releases or threatened Releases of Hazardous Substances at the Facilities or at any other locations which would reasonably be expected to result in liability to or obligations of the Company or any Company Subsidiary under any Environmental Law.

(4) There are and have been no consent decrees, consent orders, agreements, judgments or judicial or administrative orders under Environmental Law issued by any Governmental Entity against or with the Company or any Company Subsidiaries.

(b) True, correct and complete copies of all Environmental Reports have been made available to Parent.

(c) The representations and warranties made pursuant to this Section 4.11 are the exclusive representations and warranties by the Company regarding compliance with or liability under Environmental Laws or regarding Hazardous Substances.

4.12 Intellectual Property.

(a) The Company and the Company Subsidiaries (i) own or (ii) have the valid right or license to all Company IP Rights. Other than under the Loan Agreements (excluding the evidences of indebtedness listed as numbers 10 through 20 in Section 4.9(4) of the Company Disclosure Letter), the Company-Owned IP Rights are not subject to any Encumbrances or restrictions or limitations regarding ownership, use, license or disclosure that would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b) Neither the execution and delivery or effectiveness of this Agreement nor the performance of the Company’s obligations under this Agreement will cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any material Company-Owned IP Right, or impair the right of the Company, any Company Subsidiary or Parent to use, possess, sell or license any material Company-Owned IP Right or any portion thereof.

(c) Section 4.12(c) of the Company Disclosure Letter lists as of the date hereof all Company Registered Intellectual Property including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed.

(d) Each item of material Company Registered Intellectual Property is subsisting (or in the case of applications, applied for), and all registration, maintenance and renewal fees currently due in connection with such material Company Registered Intellectual Property have been paid.

(e) The Company and the Company Subsidiaries have taken commercially reasonable steps to protect and preserve their material Company-Owned IP Rights and the confidentiality of all confidential or non-public information included in the Company IP Rights.

(f) Except for matters that have not had, nor would be reasonably likely to result in, liability of or injury valued at more than $300,000 in the aggregate, (i) the conduct of the business of the Company and the Company Subsidiaries as currently conducted, and as conducted during the five year period immediately preceding the date of this Agreement, does not, to the Knowledge of the Company, infringe upon or misappropriate the Intellectual Property rights of any third party in any material respect, and (ii) no material claim has been asserted to the Company or any Company Subsidiary that the conduct of the business of the Company or any Company Subsidiary as currently conducted, or as conducted during the five year period immediately preceding the date of this Agreement, infringes upon or may infringe upon or misappropriates or may misappropriate the Intellectual Property rights of any third party.

(g) Except as provided in the Company’s privacy policy on the Company’s website in effect on the date hereof or as required by Law, the Company has exclusive rights to the ownership and use of its customer lists, and has not agreed with any Person to any limitation on the use, sale, license or other disposition or exploitation of such customer lists.

4.13 Taxes.

(a) The Company and the Company Subsidiaries have timely filed all material federal, state, local, and foreign Tax Returns required to be filed by them in the manner prescribed by applicable Laws and all such Tax Returns were true, complete and correct in all material respects. All material Taxes of the Company and the Company Subsidiaries (whether or not shown or required to be shown on any Tax Return) that are due and payable have been timely paid in full and the accruals and reserves for Taxes, including Taxes that are in dispute (other than any reserve for deferred Taxes established to reflect timing difference between book and Tax income), reflected in the Company Balance Sheet are adequate to cover all unpaid material Taxes of the Company and the Company Subsidiaries. All reserves for material Taxes as adjusted for operations and transactions and the passage of time through the Effective Time in accordance with past custom and practice of the Company and the Company Subsidiaries are adequate to cover all unpaid Taxes of the Company and the Company Subsidiaries accruing through the Effective Time.

(b) The Company and the Company Subsidiaries have withheld and paid over all material Taxes required to have been withheld and paid over and complied in all material respects with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party.

(c) No audit of the Tax Returns or other examination of the Company or any Company Subsidiary or any other claim, suit, dispute, investigation, assessment or judicial or administrative proceeding with respect to Taxes of the Company or any Company Subsidiary is pending or, to the Knowledge of Company, threatened. Each deficiency resulting from any audit or examination relating to Taxes of the Company or any Company Subsidiary by any Taxing authority has been paid or is being contested in good faith and in accordance with the Law and is fully reserved for on the Company Balance Sheet in accordance with GAAP. To the Knowledge of Company, no claim has ever been made by an authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file Tax Returns that the Company or any Company Subsidiary, as the case may be, is or may be subject to Tax in that jurisdiction. Neither the Company nor any Company Subsidiary is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other Tax authorities that will be binding on the Company or any Company Subsidiary with respect to any period following the Closing Date. Neither the stock of any Company Subsidiary nor any asset of the Company or any Company Subsidiary is subject to any Encumbrance for Taxes (other than an Encumbrance for Taxes not yet due and payable). Neither the Company nor any of the Company Subsidiaries has granted any power of attorney that is currently in force with respect to any Taxes or Tax Returns.

(d) As of the date hereof, neither the Company nor any Company Subsidiary has requested any extension of time within which to file any Tax Return which Tax Return has not yet been filed. There are no agreements, waivers of statutes of limitations, or other arrangements providing for extensions of time in respect of the assessment or collection of any unpaid Taxes against the Company or any Company Subsidiary.

(e) Neither the Company nor any Company Subsidiary has been a member of any affiliated, combined, consolidated or unitary group other than the group of which the Company is the parent. Neither the Company nor any Company Subsidiary is a party to any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing authority).

(f) Neither the Company nor any Company Subsidiary has agreed to or is required to make any adjustment under Code Section 481(a) or Section 482 (or an analogous provision of state, local or foreign law) by reason of a change in accounting method or otherwise. Neither the Company nor any Company Subsidiary will be required to include in income, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law), (ii) open transaction or installment disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) change in method of accounting occurring prior to the Closing Date or (v) deferred gains arising prior to the Closing Date.

(g) Neither the Company nor any Company Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 or 361 of the Code in the two years prior to the date of this Agreement.

(h) Neither the Company nor any of its Subsidiaries has engaged in any transaction that could reasonably be expected to give rise to (i) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder or (ii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.

4.14 Opinion of Financial Advisor. The Company Board has received the opinions of Houlihan Lokey Howard & Zukin (“HLHZ”) addressed to the Company Board, (i) dated as of September 12, 2006, to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, the consideration to be received by the Company pursuant to the Pinehurst Acquisition Agreement is fair to the Company from a financial point of view and (ii) dated as of the date hereof, to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, the consideration to be received by holders of Company Common Stock, other than the stockholders set forth on Annex B, pursuant to the Merger is fair to such holders from a financial point of view.

4.15 Brokers. Except for fees payable (i) to HLHZ as set forth in the engagement letter between the Company and HLHZ, dated August 31, 2006, (the “Engagement Letter”), (ii) Goldman, Sachs & Co. and (iii) the independent financial advisor to the CC ESOP, neither the Company nor any Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, advisor or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger, and neither Parent nor Merger Sub will incur or succeed to any liability, either directly or indirectly, to any such investment banker, broker, advisor or similar party as a result of this Agreement or the Merger.

4.16 Real Properties.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date hereof by property or project name, city and state of all real property owned by the Company or any Company Subsidiary (the “Owned Properties”). With respect to each Owned Property, the Company or a Company Subsidiary owns good and indefeasible or marketable fee simple title (the representation as to marketable title shall only be applicable for Owned Properties that the Company has a title policy insuring marketable title) to such Owned Property, subject to: (A) all matters reflected in the title policies, title insurance commitments or surveys delivered or made available to Parent by the Company prior to the date hereof, (B) (i) liens for current Taxes, levies or assessments not yet due and payable, (ii) worker’s or unemployment compensation liens arising in the ordinary course of business for which adequate retainage or other reserves are held, (iii) mechanic’s, materialman’s, supplier’s, vendor’s, or similar liens arising in the ordinary course of business for obligations that are not delinquent or that are the subject of a bona fide dispute (and for which adequate retainage or other reserves are held), (iv) security interest, pledges, liens or other charges or monetary encumbrances as may have arisen in the ordinary course of business and which shall be released at Closing, (v) any state of facts which an accurate-on-the-ground survey would show, (vi) any other liens, easements, rights of way, restrictions, rights, leases and other encumbrances affecting title, each of which is of public record, (vii) roadway, highway, zoning and building laws, ordinances and regulations relating to the use or occupancy of the Owned Property or the activities conducted thereon which are not violated by the current use or occupancy of such Owned Property or the operation of the business of the Company or any Company Subsidiary thereon and (viii) unrecorded leases, licenses and operating agreements affecting the Owned Property, which do not individually or in the aggregate materially and adversely affect the current use of the parcel of Owned Property by the Company or any Company Subsidiary, (C) those matters for such Owned Property set forth in Section 4.16(a) of the Company Disclosure Letter and (D) Encumbrances under the Loan Agreements, provided that none of the matters set forth in the foregoing clauses (A), (B)(iv) through (B)(vi) and (C) would, individually or in the aggregate, reasonably be expected to materially and adversely affect the current use and operation of the assets to which they relate in the business of the Company and its Company Subsidiaries as presently conducted (the items in subclauses (A), (B) and (C) above are herein collectively referred to as the “Permitted Exceptions”).

(b) No Owned Property or Leased Golf Property or any interest of the Company or any Company Subsidiary in any Owned Property or Leased Golf Property is subject to any outstanding agreement of sale, transfer or lease (other than any tenant lease or Lease Document) or any option or any other right of any Person to acquire any interest therein that was granted by the Company or any Company Subsidiary.

(c) Other than the Lease Documents, none of the Owned Properties or Leased Golf Properties are subject to any material ground leases or tenant leases for the use or occupancy of any Owned Property or Leased Golf Property by a third party.

(d) Except as delivered or made available to Parent prior to the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any insurance company or Governmental Entity (i) of any condition, defect or inadequacy with respect to any Owned Property or Leased Golf Property (including any health hazard or danger, nuisance or waste), which, if not corrected, would result in termination of insurance coverage or increase its costs therefor, other than matters that have already been corrected, (ii) with respect to any violation of any applicable zoning, building, health, environmental, traffic, flood control, fire safety, handicap or other Law, code, ordinance, rule or regulation related to any Owned Property or Leased Golf Property, other than matters that have already been corrected, (iii) of any currently pending or threatened condemnation (temporary or permanent) proceeding with respect to any Owned Property or Leased Golf Property, or (iv) of any proceedings which would cause the change, redefinition or other modification of the current zoning classification of any Owned Property or Leased Golf Property, except, with respect to clauses (i) through (iv), for matters that would not have, or reasonably be expected to have, a Material Adverse Effect.

(e) Neither the Company nor any Company Subsidiary is a “foreign person” or a “foreign corporation” as those terms are defined in Section 1445 of the Internal Revenue Code of 1986, as amended.

(f) Section 4.16(f) of the Company Disclosure Letter sets forth a true, correct and complete (in all material respects) list by property or project name, city and state of all real property currently leased or subleased by the Company or any Company Subsidiary (collectively, the “Leased Properties”, together with the Owned Properties, collectively, the “Real Properties”) and sets forth the Company or the Company Subsidiary holding such leasehold interest, the date of the lease and each material amendment, guaranty or other agreement relating thereto (collectively, the “Lease Documents”). The Company or the applicable Company Subsidiary owns a valid leasehold interest in the Leased Properties, free and clear of all Encumbrances, other than those under the Loan Agreements. True, correct and complete copies of all Lease Documents have been made available to Parent. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, (i) each of the Lease Documents is valid, binding and in full force and effect as against the Company or any Company Subsidiary and, to the Company’s Knowledge, as against the other party thereto, (ii) neither the Company nor any Company Subsidiary is and, to the Company’s Knowledge, no other party is in breach or violation of, or default under, any of the Lease Documents and neither the Company nor any Company Subsidiary has taken or failed to take any action which, with notice, lapse of time, or both, would constitute a default and (iii) neither the Company nor any Company Subsidiary has received or given any claim of default under any such agreement which remains uncured.

(g) All of the Owned Property and Leased Golf Property complies with the requirements of all applicable building, zoning, subdivision, health, safety and other land use statutes, laws, codes, ordinances, rules, orders and regulations, other than any such noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(h) There are no latent defects or adverse physical conditions affecting any Owned Property or Leased Golf Property or the improvements thereon, other than those that would not reasonably be expected to have a Material Adverse Effect.

(i) With respect to each of the clubs set forth on Section 4.16(i) of the Company Disclosure Letter, to the Company’s Knowledge, all current bylaws and current forms of membership agreement in the possession of the Company or any Company Subsidiary (collectively, the “Club Documents”) have been made available to Parent. Except as could not reasonably be expected to have a Material Adverse Effect, to the Company’s Knowledge, (i) neither the Company nor any Company Subsidiary has received any written notice of any default by the Company or any Company Subsidiary under the Club Documents and (ii) no event has occurred which, with notice or lapse of time or both, would constitute a default by the Company or any Company Subsidiary under the Club Documents.

(j) There are no Owned Properties or, to the Knowledge of the Company, Leased Golf Properties with ongoing work being performed with a cost reasonably expected to be in excess of $1,000,000 as of the date hereof.

(k) Neither the Company nor any Company Subsidiary is a party to any Material Contract or Specified Contract pursuant to which a third party manages operations conducted at any Owned Property or Leased Golf Property.

4.17 Pinehurst Acquisition Agreement.

(a) Attached hereto as Exhibit A is a true, complete and correct copy of the Pinehurst Acquisition Agreement. The Company has all requisite power and authority to enter into the Pinehurst Acquisition Agreement and consummate the transactions contemplated thereby. The execution and delivery of the Pinehurst Acquisition Agreement by the Company and the consummation by the Company of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action (other than the approval of the stockholders of the Company). The Pinehurst Acquisition Agreement has been duly authorized and validly executed and delivered by the Company and (assuming the valid authorization execution and delivery of the Pinehurst Acquisition Agreement by the other parties thereto) constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy, insolvency, moratorium or other similar Laws affecting the rights of creditors generally and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

(b) None of the Company’s Subsidiaries or joint ventures has any contractual liabilities in connection with the Pinehurst Resort and Country Club, other than the Pinehurst Acquisition Agreement and as expressly set forth in Exhibit H (Centralized Services Agreement), Exhibit I (Consulting and Shared Services Agreement), Exhibit J (Associates Club Agreement), Exhibit K (Society Reciprocal Membership Agreement), Exhibit L (Reciprocal License Agreement), Exhibit M (Team Championship Agreements) or Exhibit N (Hackers License Agreement) to the Pinehurst Acquisition Agreement.

4.18 Title to Assets. The Company and the Company Subsidiaries have good and marketable title to, or valid and enforceable right to use, or valid and enforceable leasehold interests in, all of their respective tangible personal properties (including furniture, fixtures, equipment, operating supplies and other personal property) and assets necessary to carry on their businesses as is now being conducted, except for (i) such matters, defects or Encumbrances that, individually or in the aggregate, are not reasonably likely to result in a Material Adverse Effect and (ii) Encumbrances under the Loan Agreements (excluding evidences of indebtedness listed as numbers 10 through 20 in Section 4.9(4) of the Company Disclosure Letter). All such tangible personal properties and assets, other than properties and assets in which the Company or any Company Subsidiary has a leasehold interest, are free and clear of all Encumbrances except for (i) Encumbrances that, individually or in the aggregate, are not reasonably likely to result in a Material Adverse Effect and (ii) Encumbrances under the Loan Agreements (excluding evidences of indebtedness listed as numbers 10 through 20 in Section 4.9(4) of the Company Disclosure Letter).

4.19 Insurance. Section 4.19 of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of all material insurance policies owned or held by the Company and each of the Company Subsidiaries, true and complete copies of which have been made available to Parent. With respect to each such insurance policy, except as would not, individually or in the aggregate, have a Material Adverse Effect: (a) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (b) neither the Company nor any of the Company Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (c) no notice of cancellation or termination has been received and (d) the policy is sufficient for compliance with all requirements of Law and of all Material Contracts and Specified Contracts to which the Company or the Company Subsidiaries are parties or otherwise bound. Such policies will not, to the Company’s Knowledge, terminate as a result of the consummation of the transactions contemplated by this Agreement, nor has any insurer provided written notice to the Company or any of the Company Subsidiaries regarding any material increase in premiums, reduction in coverage or intent not to renew any insurance policy. Since December 28, 2005, neither the Company nor any Company Subsidiary has modified its reserving practices, procedures or policies in respect of the reserves held against insurance liabilities, including for self-insured matters (including losses and loss adjustment expenses, whether such expenses are allocated or unallocated, case reserves, amounts incurred but not reported, or any other reserve amount) or released or added to reserves in any manner not consistent with past practices and not supported by the application of sound actuarial principles, consistently applied.

4.20 Affiliate Matters.

(a) Except as disclosed in Section 4.20(a) of the Company Disclosure Letter, as of the date hereof there are no transactions, contracts, arrangements, commitments, or understandings between the Company or any Company Subsidiary, on the one hand, and any other Person, on the other hand, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act (except as previously set forth in the Company SEC Reports filed prior to the date hereof).

(b) There are no outstanding loans made by the Company or any of the Company Subsidiaries to any executive officer (within the meaning of Rule 3b-7 under the Exchange Act) or director of the Company. Since the enactment of SOXA, neither the Company nor any Company Subsidiary has made any loans to any such executive officers or directors.

ARTICLE 5

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

5.1 Organization and Qualification; Subsidiaries. Each of Parent and Merger Sub is a corporation organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) has been organized, and is validly existing and in good standing, under the laws of the jurisdiction of its incorporation or organization, as the case may be. Each of Parent and each Parent Subsidiary has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted and as currently proposed by it to be conducted, except where the failure to have such governmental approvals would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

5.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by Parent and Merger Sub, as applicable, of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, except for the adoption of this Agreement by the sole stockholder of Merger Sub. No other corporate proceedings on the part of Parent and no vote of the holders of any shares of Parent capital stock is required to approve this Agreement or the transactions contemplated hereby. The affirmative vote or written consent of the sole stockholder of Merger Sub to adopt this Agreement is the only vote or written consent necessary to adopt this Agreement and approve the Merger under applicable Law and Merger Sub’s Certificate of Incorporation. This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub and (assuming the valid authorization execution and delivery of this Agreement by the Company) constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy, insolvency, moratorium or other similar Laws affecting the rights of creditors generally and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate any provision of the Certificate of Incorporation or Bylaws of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained and all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub or any Parent Subsidiary is bound or affected, or (iii) result in any breach of, constitute a default under, cause any loss of any material benefit under, or give to others any right of termination or cancellation pursuant to, any material Contract, bond, mortgage or permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, losses or rights that would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No filing or registration with, or authorization, consent or approval of, any Governmental Entity (other than filings, registrations, authorizations, consents and approvals, the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect) is required by or with respect to Parent, Merger Sub or any Parent Subsidiary in connection with the execution and delivery of this Agreement by Parent and Merger Sub or is necessary for the consummation by Parent and Merger Sub of the Merger except under the Exchange Act, the Securities Act, any applicable Blue Sky Laws, Antitrust Laws, the filing of the Certificate of Merger as required by the DGCL, or as otherwise set forth in Section 5.3(b) of the Company Disclosure Letter.

5.4 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

(b) All of the outstanding capital stock of Merger Sub is owned directly by Parent. There are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments to which Merger Sub is a party of any character relating to the issued or unissued capital stock of, or other Equity Interests in, Merger Sub or obligating Merger Sub to grant, issue or sell any shares of the capital stock of, or other Equity Interests in, Merger Sub, by sale, lease, license or otherwise. There are no obligations, contingent or otherwise, of Merger Sub to repurchase, redeem or otherwise acquire any shares of the capital stock of Merger Sub.

(c) Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and, prior to the Effective Time, will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

5.5 Financing. Parent has delivered to the Company true and complete copies of the commitment letter, dated as of October 6, 2006, between Parent and Citigroup Global Markets Realty Corp. (the “Debt Financing Commitments”), pursuant to which Citigroup Global Markets Realty Corp. has agreed to lend the amounts set forth therein (the “Financing”). None of the Debt Financing Commitments has been amended or modified prior to the date of this Agreement, and the respective commitments contained in the Debt Financing Commitments have not been withdrawn or rescinded in any respect. The Debt Financing Commitments are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Debt Financing Commitments.

5.6 Company Stock. Neither Parent nor any Parent Subsidiary has at any time during the last three years been an “interested stockholder” of Company as defined in Section 203 of the DGCL. Neither Parent nor any Parent Subsidiary owns (directly or indirectly, beneficially or of record), is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement and the Voting Agreement).

ARTICLE 6

Covenants

6.1 Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the date of termination of this Agreement, except as specifically permitted by any other provision of this Agreement, unless Parent shall otherwise agree in writing or as required by applicable Law, Company will, and will cause each Company Subsidiary to, (i) conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice, and (ii) keep substantially in working condition and good order and repair all of its material assets and other material properties, normal wear, tear and retirements excepted. Without limiting the foregoing, and as an extension thereof, other than (A) as specifically permitted or expressly contemplated by any other provision of this Agreement, (B) as expressly contemplated by the Pinehurst Acquisition Agreement and (C) as set forth in Section 6.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without Parent’s prior written consent (which consent (i) shall not be unreasonably withheld or delayed and (ii) may be delivered to the Company by Parent via electronic mail), unless required by applicable Law:

(a) acquire by merging or consolidating with or by purchasing a material Equity Interest in or a substantial portion of the assets of, or by any other manner, any business, corporation, partnership, association or other business organization or division thereof, or enter into any agreement providing for any merger, acquisition or similar transaction;

(b) sell, lease, license or otherwise dispose of any of its properties, rights or assets, other than (i) in connection with the Pinehurst Sale, (ii) dispositions of equipment that is no longer used or useful, (iii) sales of inventory in the ordinary course of business, and (iv) sales, leases, licenses or dispositions of assets in the ordinary course of business with a fair market value not in excess of $1,000,000; provided, that such sales, leases, licenses or dispositions shall not include any golf, business or country clubs;

(c) amend or propose to amend the Company Certificate of Incorporation or Company Bylaws or, in the case of the Company Subsidiaries, their respective constituent documents;

(d) declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any shares of its capital stock, or purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any shares of its capital stock, other equity securities, other ownership interests or any options, warrants or rights to acquire any such stock, securities or interests;

(e) adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company (other than the acquisition of Shares tendered by employees or former employees in connection with a cashless exercise of Company Options), or adjust, recapitalize, reclassify, combine, split or subdivide any capital stock or other ownership interests of any Company Subsidiary;

(f) issue, sell, authorize, or agree to the issuance or sale of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, any Equity Interests of the Company or any Company Subsidiary, except for the shares of Company Common Stock issuable upon exercise of (A) Company Options outstanding on the date hereof or (B) Company Warrants outstanding on the date hereof;

(g) increase the compensation, bonus, or pension, welfare, severance or other benefits of, or make any new equity awards to any director, officer or employee of the Company or any of the Company Subsidiaries (except for increases in base salary or wages in the ordinary course of business consistent with past practice for employees who are not officers), (ii) grant or provide any severance or termination pay or benefits to any director, officer or employee of the Company or any of the Company Subsidiaries (except pursuant to agreements, plans or policies in effect on the date hereof), (iii) enter into any employment, severance, change in control, termination, deferred compensation or other similar agreement with any director, officer or employee of the Company or any of the Company Subsidiaries, (iv) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights (including the vesting or payment of any compensation or benefits to the extent not already provided for in any such Company Benefit Plan) under any Company Benefit Plans or amend the terms of or exercise any discretion under any outstanding Company Stock Option Plan except as expressly contemplated by this Agreement, (v) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan outside the ordinary and usual course of business, consistent with past practice, (vi) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; or (vii) forgive any loans in excess of $100,000 in the aggregate to directors, officers or employees of the Company or any of the Company Subsidiaries, except in each case (A) to the extent required by applicable Laws, or (B) pursuant to existing collective bargaining agreements in effect prior to the date hereof and set forth in Section 6.1(g) of the Company Disclosure Letter;

(h) make any written communications from an executive officer to a group of directors, officers or employees of the Company or any of the Company Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement without first providing Parent with a copy of the intended communication and a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in making any such communication;

(i) incur any Indebtedness (other than (i) any prepayment penalties or fees, any premiums, any breakage amounts or any similar amounts payable as of Closing under the Loan Agreements, (ii) accrued interest and (iii) trade payables in the ordinary course of business), or modify the terms of any existing Indebtedness of the Company or any Company Subsidiary (other than repayment thereof at Closing), except in the ordinary course pursuant to any existing revolving credit facility;

(j) assume, guarantee or endorse the obligations of any other Person, or, subject to clause (m) below, make any loans, advances, investments in or capital contributions to any Person, except (i) to or for the benefit of the Company Subsidiaries or (ii) for those required pursuant to pre-existing contractual commitments (other than short term, de minimus loans or advances to employees consistent with past practice);

(k) except pursuant to the terms of any existing Indebtedness of the Company or any Company Subsidiary, create or assume any material Encumbrance on any material asset;

(l) other than the approved future capital expenditures of the Company set forth in Section 6.1(l) of the Company Disclosure Letter, make or commit to make capital expenditures in excess of $1,000,000 in the aggregate after the date of this Agreement;

(m) amend, terminate or modify any Material Contract, or enter into any Contract that would have been a Material Contract if it were in effect on the date hereof involving consideration or other obligation in excess of $1,000,000 annually, except for Material Contracts that expire in accordance with their terms;

(n) change its accounting principles, policies, practices or procedures, other than as required by GAAP;

(o) (i) change its method of Tax accounting, (ii) make any Tax elections except for elections that merely continue previously made Tax elections that were made in the ordinary course of business, (iii) settle any Tax claim, action, proceeding or audit (or portion thereof) with any Taxing Authority, (iv) extend or waive the statute of limitations for assessing any federal or any material non-federal Tax liability or (v) file any amended federal Tax Returns or any material amended non-federal Tax Returns;

(p) waive, release, assign, settle or compromise any Proceeding for matters not covered by insurance an amount in excess of $500,000 (including costs and expenses) or that prohibits or restricts the Company or any of the Company Subsidiaries from operating their business in the ordinary course;

(q) permit any insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated other than in the ordinary course of business;

(r) other than as would result from the transactions contemplated by this Agreement, surrender, allow to expire or fail to renew, any material Permits, including any license or Permit relating to liquor at any property;

(s) exempt any Person, other than Parent and its Affiliates, from the provisions of Section 203 of the DGCL;

(t) except in the ordinary course of business consistent with past practice, make any request or demand to any person to pay any amounts, or accelerate any cash, owed to the Company or any Company Subsidiary prior to the Closing Date, or factor or otherwise dispose of any accounts receivable of the Company or any of the Company Subsidiaries or discharge or forgive any material obligations of any obligor thereunder;

(u) except in the ordinary course of business consistent with past practice, defer or delay the payment of accounts payable or capital expenditures of the Company or any of the Company Subsidiaries beyond the Closing Date;

(v) adopt or enter into a plan or agreement of complete or partial liquidation, dissolution of the Company or any Company Subsidiary;

(w) waive the benefits of, or agree to modify, in any manner adverse to the Company, any confidentiality, standstill or similar agreement material to the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party or a beneficiary;

(x) enter into any agreement or arrangement that limits or otherwise restricts the Company or any Company Subsidiary or any successor thereto or that could, after the Effective Time, limit or restrict the Surviving Corporation or its Affiliates (including Parent and its Affiliates) or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(y) enter into, terminate, amend, modify or waive any rights under any Contract or transaction (or series of related Contracts or transactions) with an executive officer or director or any person in which such executive officer or director, or any immediate family member of such executive officer of director, has over a 10% interest;

(z) amend, modify or waive any provision of the Pinehurst Acquisition Agreement if such amendment, modification or waiver (i) is or would reasonably be expected to be adverse to the Company’s interests after the Effective Time or (ii) adversely affects or would reasonably be expected to adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby; provided that the Company shall provide notice and a copy of any proposed amendment, modification or waiver to Parent not less than three Business Days prior to entering into any such amendment, modification or waiver (even if consent is not required hereby);

(aa) terminate the Pinehurst Acquisition Agreement;

(bb) knowingly take, or agree to commit to take, any action the result of which would be or reasonably and foreseeably likely to prevent the consummation of the Merger on or before the Termination Date;

(cc) at any time within the 90-day period prior to the Closing Date, effectuate a “plant closing,” “mass layoff” or similar triggering event, as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company, without notifying Parent in advance and obtaining the advance approval of Parent, and complying with all provisions of the WARN Act;

(dd) initiate or consent to any material and adverse zoning reclassification of any Owned Properties or any material and adverse change to any approved site plan, special use permit or other land use entitlement affecting any Owned Property; or

(ee) agree to take any of the actions described in subsections (a) through (dd) of this Section 6.1.

(ff) Other than as specifically set forth herein, nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct Company’s operations or otherwise prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

6.2 Company Stockholders Meeting; Board Recommendation.

(a) The Company shall call and hold the Company Stockholders Meeting as promptly as reasonably practicable, but in any event within 45 calendar days after the Proxy Statement is first sent or mailed to its stockholders, for the purpose of obtaining the Company Stockholders Approval and the Approval of the Minority. Once the Company Stockholders Meeting has been called and noticed, the Company may, except as may otherwise be required by applicable Law, postpone or adjourn the Company Stockholders Meeting until one (1) Business Day prior to the Closing Date. In connection with the Company Stockholders Meeting, the Company will (i) subject to applicable Laws, take any actions necessary or desirable (including postponing or adjourning the Company Stockholders Meeting to obtain a quorum in accordance with the terms of this Section 6.2(a)) to obtain the Company Stockholders Approval and the Approval of the Minority and (ii) otherwise comply with all legal requirements applicable to the Company Stockholders Meeting.

(b) Subject to Section 6.4(d), (i) the Company Board shall recommend that the Company’s stockholders vote in favor of the adoption of this Agreement, (ii) the Company shall solicit from its stockholders proxies in favor of the adoption of this Agreement and (iii) neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation.

6.3 Access to Information; Confidentiality. From the date of this Agreement to the Effective Time, to the extent permitted by applicable Law and those confidentiality obligations of the Company set forth in Section 6.3 of the Company Disclosure Letter, the Company shall, and shall cause each Company Subsidiary and each of its and each Company Subsidiary’s Representatives to, (i) provide to Parent and Parent’s Representatives reasonable access, at reasonable times upon prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof and (ii) furnish promptly (x) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (y) such other information concerning the business, properties, Contracts, assets (tangible and intangible, including Intellectual Property), liabilities, Tax Returns, Tax elections and all other workpapers in the actual possession of Company relating to Taxes, personnel, internal financial statements and other aspects of the Company and the Company Subsidiaries as Parent or Parent’s Representatives may reasonably request and will instruct any of the Company’s employees and Representatives who are not cooperating with Parent in its investigation of the business of the Company and the Company Subsidiaries to cooperate. The Company shall use its reasonable efforts to obtain consents to disclose information restricted by the confidentiality obligations set forth in Section 6.3 of the Company Disclosure Letter. The Company shall be entitled to have a representative present at any inspection. Notwithstanding the foregoing, neither Company nor its Subsidiaries shall be required to provide access to or to disclose any information (i) where such access or disclosure is reasonably likely to jeopardize the attorney-client privilege or work product privilege of Company or any of its Subsidiaries or contravene any Law, or (ii) to the extent that outside counsel to Company advises that such access or disclosure should not be disclosed in order to ensure compliance with any applicable Law. Parent agrees to hold confidential all information which it has received or to which it has gained access pursuant to this Section 6.3 in accordance with the Confidentiality Agreement, dated as of June 8, 2006 between Company and Parent, as amended from time to time (the “Confidentiality Agreement”). Any sampling of environmental media or building material shall require the Company’s prior consent which shall not be unreasonably withheld or delayed. In the event of any sampling of environmental media or building material, (i) Parent shall restore the site of such sampling or investigation to its condition (in all material respects) immediately prior to the sampling or investigation, (ii) Parent shall indemnify, defend and hold harmless the Company, each Company Subsidiary and each of their directors, officers and employees from any and all losses, claims or damages resulting from any such sampling or investigation, including losses, claims or damages arising under Environmental Laws, including CERCLA and (iii) Parent shall promptly dispose of any wastes generated during the course of such sampling or investigation.

6.4 No Solicitation.

(a) Generally. Other than in accordance with Section 6.4(c), the Company will not, and will cause the Company Subsidiaries not to, and will cause its Representatives not to, directly or indirectly, (i) solicit, initiate, or knowingly take any action to facilitate or encourage (including by furnishing information) the submission of any Acquisition Proposal, (ii) enter into or participate in any communications or negotiations regarding, or deliver or make available to any Person any non-public information or grant access to its properties, books and records or personnel in response to, or in connection with, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) at any time prior to obtaining the Company Stockholders Approval, withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any agreement in principle, arrangement, understanding or Contract with respect to an Acquisition Proposal. The Company and the Company Subsidiaries will immediately cease any and all existing activities, discussions and negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. The Company shall notify Parent promptly upon receipt of any Acquisition Proposal or indication or inquiry by any Person that could reasonably lead to an Acquisition Proposal.

(b) Superior Offers. Notwithstanding the foregoing, in the event that any Person submits to the Company (and does not withdraw) an Acquisition Proposal that the Company Board concludes in good faith (after consultation with its outside legal counsel and a financial advisor of national standing) is, or is reasonably likely to become, a Superior Offer, the Company may, prior to the Company Stockholders Meeting only, (i) engage in discussions or negotiations with such Person regarding such Acquisition Proposal, and (ii) deliver or make available to such Person non-public information regarding the Company and the Company Subsidiaries provided that the Company first shall have received from such Person an executed confidentiality agreement containing terms at least as restrictive with regard to the Company’s confidential information as the Confidentiality Agreement, it being understood that such confidentiality agreement shall not include any provision for any exclusive right to negotiate with such Person or having the actual or purported effect of restricting the Company from fulfilling its obligations under this Agreement.

(c) Changes of Recommendation. Nothing in this Agreement shall prevent the Company Board from (i) withholding, withdrawing, amending or modifying the Company Board Recommendation or (ii) terminating this Agreement pursuant to Section 8.1(f) simultaneously with the payment of the Termination Fee as a condition of such termination if (A) the Company Stockholders Approval has not yet been obtained, (B) the Company shall not have violated any of the restrictions set forth in Section 6.2 or this Section 6.4, (C) a Superior Offer is made to the Company and is not withdrawn, (D) the Company shall have promptly provided written notice to Parent (a “Notice of Superior

Offer”) advising Parent that the Company has received a Superior Offer and that it intends (or may intend) to change the Company Board Recommendation or terminate the Agreement pursuant to Section 8.1(f) and the manner and timing in which it intends (or may intend) to do so, (E) Parent shall not, within five (5) Business Days of Parent’s receipt of the Notice of Superior Offer, have made an offer that the Company Board determines in its good faith judgment (after consultation with a financial advisor of national standing) to be at least as favorable to the Company’s stockholders as such Superior Offer (it being agreed that (1) the Company and its Representatives shall negotiate in good faith with Parent and its Representatives for the five (5) Business Day period following Parent’s receipt of the Notice of Superior Offer regarding any revision to the terms of the transactions contemplated by this Agreement that are proposed by Parent, (2) the Company Board shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof and (3) the Company Board will not withhold, withdraw, amend or modify the Company Board Recommendation or terminate the Agreement pursuant to Section 8.1(f) for five (5) Business Days after receipt by Parent of the Notice of Superior Offer) and (F) the Company Board concludes in good faith, after consultation with its outside legal counsel, that such action is reasonably required in order for the Company Board to comply with its fiduciary obligations to the Company’s stockholders under applicable Law.

(d) Stockholder Disclosures. Nothing contained in this Agreement shall prohibit the Company from making any disclosure to the stockholders of the Company if the Company Board has concluded in its good faith judgment (after receipt of advice from its outside legal counsel) that such disclosure is required in order to comply with its fiduciary obligations to the Company’s stockholders under applicable Law or to comply with securities laws. The fact that the Company makes any such disclosure shall not in and of itself be deemed to withhold, withdraw, amend or modify the Company Board Recommendation or otherwise constitute a breach of Section 6.2 or this Section 6.4, provided that the requirements of Section 6.2 and this Section 6.4 have been satisfied.

6.5 Proxy Statement.

(a) The Company shall as promptly as practicable, but in any event on or before November 15, 2006, prepare and mail to its stockholders at its own expense a notice of meeting, proxy statement and form of proxy in accordance with applicable Law, including all applicable provision of the DGCL (the “Proxy Statement”). The Company shall provide Parent with the opportunity to review and comment on the Proxy Statement and shall not mail the Proxy Statement without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed). The Proxy Statement shall include the recommendation of the Company’s Board of Directors in favor of adoption and approval of this Agreement and the transactions contemplated hereby, except to the extent the Company’s Board of Directors shall have withheld, withdrawn, amended or modified the Company Board Recommendation as permitted by Section 6.4(c).

(b) The Company agrees that the Proxy Statement and any amendment or supplement thereto (other than any information provided by Parent and Merger Sub) shall, at the date of mailing to stockholders and at the time of the Company Stockholders Meeting, not contain any untrue statement of a material fact or omit any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the Company and Parent agrees that if such party shall become aware prior to the time of the Company Stockholders Meeting of any information furnished by such party that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

6.6 Appropriate Action; Consents; Filings.

(a) Promptly after the execution of this Agreement, each of Parent and the Company shall apply for or otherwise seek, and shall use its reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger. Without limiting the generality or effect of the foregoing, each of Parent and the Company shall, (i) as soon as practicable, and in any event no later than ten (10) Business Days after the date of this Agreement or as soon thereafter as practicable, make any initial filings required under the HSR Act and (ii) as promptly as practicable, make any additional filings required by any other applicable Antitrust Laws. The parties hereto shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law; provided, however, that, with respect to any such analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any Law applicable to such party requires such party or the Company Subsidiaries to restrict or prohibit access to any such properties or information.

(b) Each party will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Laws. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.6(a), each party will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(c) Each of Parent and the Company shall use its reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade (collectively, “Antitrust Laws”). Each of Parent and the Company shall use its reasonable efforts to take such action as may be required to cause the expiration or termination of the waiting or notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. Without limiting the foregoing, Parent and the Company shall take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable Laws regarding the transactions contemplated hereby: (i) entering into negotiations, (ii) providing information required by Law, and (iii) substantially complying with any “second request” for information pursuant to the Antitrust Laws.

(d) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.6 shall require, or be construed to require, the Company to take or to refrain from taking any action, to agree to any restriction with respect to any assets or operations the Company or any Company Subsidiary, or to cause any Company Subsidiary to do or agree to do any of the foregoing, if any such action, failure to act, restriction or agreement would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.6 shall require, or be construed to require, Parent to take or to refrain from taking any action, to agree to any restriction with respect to any assets or operations of Parent, the Surviving

Corporation or any of their respective Subsidiaries, or to cause Parent or its Subsidiaries to do or agree to do any of the foregoing, if any such action, failure to act, restriction or agreement would, individually or in the aggregate, have or be reasonably expected to have a Parent Material Adverse Effect.

(f) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.6 shall limit a party’s right to terminate the Agreement pursuant to Section 8.1(b) so long as such party has until such date complied in all material respects with its obligations under this Section 6.6.

6.7 Certain Notices. Each of Company, Parent and Merger Sub, as the case may be, will notify the other parties in writing promptly after learning of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger, (ii) any notice or other communication from any Governmental Entity in connection with the Merger or (iii) any change, occurrence or event that, individually or in the aggregate, would have or reasonably be expected to have a Material Adverse Effect, or that is reasonably likely to cause any of the conditions to closing set forth in Article 7 not to be satisfied. Each of Parent, Merger Sub and Company shall give prompt notice to the other parties of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

6.8 Indemnification.

(a) From and after the Effective Time, Parent and the Surviving Corporation will, jointly and severally (i) fulfill and honor in all respects the obligations of the Company for indemnification and advancement of expenses in favor of each past and present officer and director of the Company and each Company Subsidiary and any employee of the Company or any Company Subsidiary acting as trustee or other fiduciary of any Company Benefit Plan (each, an “Indemnified Party”) under the certificate of incorporation of the Company or the Company Subsidiaries and any indemnification agreement set forth in Section 6.8(a) of the Company Disclosure Letter to which such Indemnified Party is a party and (ii) shall indemnify and hold harmless each Indemnified Party against any costs or expenses (including but not limited to reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities (collectively, “Losses”) incurred in connection with any threatened or pending claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each, a “Proceeding”), whether asserted or claimed prior to, at or after the Effective Time, if and whenever such Indemnified Party is or was a party to or a subject of, or is threatened to be made a party to or a subject of, such Proceeding arising out of or pertaining to acts or omissions or alleged acts or omissions of the Indemnified Party occurring at or prior to the Effective Time (including, without limitation, for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) in his or her capacity as an officer, director, employee, trustee or fiduciary of the Company or any Company Subsidiary or any Company Benefit Plan, to the fullest extent permitted by the DGCL. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Certificate of Incorporation and Company Bylaws as in effect on the date of this Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by applicable Law.

(b) For six (6) years after the Effective Time, Parent shall cause to be maintained directors’ and officers’ liability insurance (“D&O Insurance”) and fiduciary liability insurance

(“Fiduciary Insurance”) in respect of acts or omissions occurring prior to the Effective Time covering each individual who at the date of this Agreement was an Indemnified Party covered as of the date hereof or hereafter by the Company’s D&O Insurance or Fiduciary Insurance on terms with respect to coverage and amounts no less favorable than those of such policy in effect on the date hereof; provided that the annual premium for such insurance does not exceed 300% of the last annual premium paid by the Company for such insurance prior to the date hereof. Parent shall have the right to cause coverage to be extended under the Company’s D&O Insurance or Fiduciary Insurance by obtaining a six (6) year “tail” policy on terms and conditions no less advantageous than the Company’s existing D&O Insurance or Fiduciary Insurance, as applicable, and such “tail” policy shall satisfy the provisions of this Section 6.8(b). In lieu of the foregoing, prepaid policies may be obtained prior to the Effective Time, which policies shall provide for terms and conditions no less advantageous than the Company’s existing D&O Insurance and Fiduciary Insurance. If such prepaid policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.8.

(d) This Section 6.8 shall survive the consummation of the Merger, is intended to benefit each of the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and Parent, shall be enforceable by each Indemnified Party and his or her heirs and representatives, and may not be amended, altered or repealed with respect to any Indemnified Party after the Effective Time without the prior written consent of such Indemnified Party (provided that any amendment, alteration or repeal prior to the Effective Time shall be governed by Section 8.3).

6.9 Employees.

(a) Each individual who was an employee of the Company or a Company Subsidiary immediately prior to the Effective Time shall continue employment with the Company, a Company Subsidiary or Parent or a Parent Subsidiary following the Effective Time (including each such individual who is on vacation, temporary layoff, leave of absence, sick leave or short or long–term disability leave) (each, an “Continuing Employee”). From and after the Effective Time, Parent and Merger Sub shall have the rights and obligations described in this Section 6.9 and Section 6.10 regarding the Continuing Employees.

(b) Notwithstanding anything to the contrary contained herein, after the Effective Time, each Continuing Employee shall be employed solely on an “at will” basis and neither the Company, a Company Subsidiary nor Parent or any Parent Subsidiary shall be required to continue the employment of any particular Continuing Employee, except to the extent required by the provisions of a written employment Contract or as required by applicable Law.

(c) Notwithstanding Section 6.9(b), after the Effective Time, each of Parent, each Parent Subsidiary, the Company and each Company Subsidiary hereby waives, and agrees not to enforce, any and all non-competition provisions and any and all provisions which could require the forfeiture or payment of any gain or profit that may exist in any option agreement entered into prior to the Effective Time with any employee or former employee of the Company or any Company Subsidiary.

6.10 Continued Benefit Plans.

(a) Notwithstanding anything in this Agreement to the contrary (other than Section 6.23 and Section 6.24), until the first anniversary of the Effective Time, Parent will maintain the ClubCorp Severance Plans for the benefit of Continuing Employees (and any other employees of the Company or any Company Subsidiary who become entitled to such severance benefits prior to the Effective Time). True and correct copies of the ClubCorp Severance Plans are attached hereto in Section 6.10(a) of the Company Disclosure Letter.

(b) Under each employee benefit plan maintained by Parent or any Parent Subsidiary in which Continuing Employees become eligible to participate upon or after the Effective Time, the Continuing Employees shall be given credit for purposes of eligibility to participate and vesting but for no other purposes for all service with the Company or a Company Subsidiary, as applicable, to the same extent as if such services had been rendered to Parent or any Parent Subsidiary (but only to the extent that such credit does not create any duplication of benefits, and in no event for purposes of benefit accruals under any defined benefit retirement plan) (exclusive of any Company Benefit Plan).

(c) Parent shall, and shall cause all of its Subsidiaries (including the Surviving Corporation, the Company and its Subsidiaries), to: (i) waive all limitations as to pre-existing conditions, exclusions, evidence of insurability requirements and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare or fringe benefit plan in which the Continuing Employees may become eligible to participate in the plan year in which the Effective Time occurs and (ii) provide each Continuing Employee with credit under any general leave, welfare plan or fringe benefit plan in which the Continuing Employee becomes eligible to participate in the plan year in which the Effective Time occurs for any co-payments and deductibles paid by and out of pocket requirements satisfied by such Continuing Employee in each case under clauses (i) and (ii) for the then current plan year under (and to the same extent waived or satisfied under) the corresponding welfare or fringe benefit plan maintained by the Company or any Company Subsidiary prior to the Effective Time.

(d) From the Effective Time until the end of fiscal year 2006, Parent shall assume all obligations under and honor in accordance with their terms, and shall cause the Surviving Corporation to honor in accordance with their terms and shall not terminate, the following agreements and arrangements: 2006 Cash Incentive and 2006 Management Bonus Plan for the year ended December 26, 2006, 2006 ClubCorp Cash Performance Bonus Plan (Public Clubs, Semi-Private Clubs and Resorts), 2006 ClubCorp Cash Performance Bonus Plan (Home Office), Club Department Head Incentive Plan - 2006, General Manager and Regional Manager Incentive Plan - 2006, Incentive Plan for Home Office and Division Employee Partners - 2006, Resorts Executive/Management Incentive Plan - 2006, Society Management Incentive Plan - 2006, the Homestead Life Insurance for Retirees and the ClubCorp Paid Sabbatical Program. Parent acknowledges and agrees that the Merger will constitute a “change of control” within the meaning of the ClubCorp Severance Plans and such agreements or arrangements referenced above that include a definition of such (or substantially similar) concept. Notwithstanding the foregoing, this Section 6.10 is not intended to and shall not require Parent to continue any such plan, policy, benefit, arrangement or agreement beyond the time when it otherwise lawfully could be terminated or modified other than as expressly provided in Section 6.10(a) or this Section 6.10(d).

(e) Nothing herein expressed or implied by this Agreement shall confer upon any Continuing Employee, or legal representative thereof, any rights or remedies, including, without limitation, any right to employment for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement.

6.11 Reasonable Efforts; Cooperation.

(a) Subject to the limitations set forth in Section 6.6(d), each of the parties hereto agrees to use reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby (including the Pinehurst Sale), including (i) taking all reasonable actions necessary to satisfy the respective conditions set forth in Article 7 and (ii) executing and delivering such other instruments and doing and performing such other acts and things as may be necessary or reasonably desirable to effect completely the consummation of the Merger and the other transactions contemplated hereby.

(b) Subject to the provisions of Sections 6.19, 6.20 and 6.21, the Company will, and will cause each Company Subsidiary to provide, and use its commercially reasonable efforts to have its and their Representatives cooperate with Parent in connection with the arrangements by Parent to obtain the Financing contemplated in the Debt Financing Commitments as may be reasonably requested by Parent (provided that such requested cooperation is during normal business hours and under normal business conditions, does not unreasonably interfere with the ongoing operations of the Company and or any Company Subsidiary or materially interfere with or materially hinder or materially delay the performance by the Company of its other obligations hereunder), including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing Parent and their financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by Parent, (iii) assisting Parent and their financing sources in the preparation of (A) an offering document for any debt raised to complete the Merger and (B) materials for rating agency representations, (iv) cooperating with Parent in connection with applications to obtain such consents, approvals or authorizations which may be necessary or desirable in connection with such Financing, (v) reasonably cooperating with the marketing efforts of Parent and their financing sources for any debt raised by Purchaser to complete the Merger, (vi) forming new direct or indirect subsidiaries and (vii) having officers execute, without personal liability, any reasonably necessary officers’ certificates or management representation letters to the Company’s accountants to issue unqualified reports with respect to the financial statements to be included in any offering documents; provided that none of the Company nor any Company Subsidiary will be required to pay any commitment or other similar fee or incur any other liability in connection with any such Financing prior to the Effective Time. Purchaser will, at the Closing, reimburse the Company for all reasonable out of pocket costs (excluding legal fees of Haynes and Boone, LLP) in excess of $250,000 in the aggregate incurred by the Company or any Company Subsidiary solely in connection with such cooperation described in this Section 6.11(b) and which would otherwise reduce Merger Consideration if not reimbursed.

6.12 Pinehurst Acquisition Agreement. Between the date of this Agreement and the Effective Time, (a) the Company shall not, directly or indirectly, enter into any amendment, modification or waiver of any provision in the Pinehurst Acquisition Agreement that would have or would reasonably be expected to have an adverse effect on the Company after the Closing Date and (b) the Company shall use its reasonable best efforts to consummate the transactions contemplated by the Pinehurst Acquisition Agreement.

6.13 Transition Planning. As promptly as practicable after the date hereof, Parent and the Company shall each designate an individual to coordinate transition and closing matters (which may be different individuals). Such individuals shall communicate regularly and shall have the objectives of facilitating transition and integration planning prior to Closing subject to applicable Laws. In furtherance of the foregoing objectives, such individuals may designate other individuals comprised of officers and employees of Parent and its Affiliates, in respect of such of the Company’s significant properties as

Parent may request to plan and assist with respect to said individual properties (including informing Parent of the procedures and processes by which day to day management decisions are made with respect to such properties).

6.14 Tax Matters. During the period from the date of this Agreement to the Effective Time, the Company and the Company Subsidiaries shall:

(a) prepare and timely file all Tax Returns required to be filed by them on or before the Closing Date (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Laws;

(b) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;

(c) properly reserve (and reflect such reserve in their books and records and financial statements) for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner consistent with past practice; and

(d) maintain all books and records to be used to prepare Tax Returns in a manner consistent with past practice.

6.15 Liquor Licenses. Parent or its lessee or management company or one or more Affiliates of any one of those entities (the “Parent’s Operator”) may, at its own cost and expense, pursue such license applications and other documents as Parent may deem necessary, in its sole discretion, for Parent or Parent’s Operator to obtain all licenses and/or permits with respect to each of the Properties that are necessary to serve or sell liquor, beer, wine and other alcoholic beverages from any restaurants, snack bars, bars, mini bars, beverage carts, lounges and other food and beverage sales locations located within any of the Properties (collectively, the “Liquor Licenses”). To the extent permitted by law, the Company and its Affiliates shall submit documentation necessary to request the transfer or cause to be transferred to Parent or Parent’s Operator, at Parent’s expense, all Liquor Licenses that require such transfer. The Company and its Affiliates and Parent shall cooperate each with the other, and each shall execute or cause to be executed such transfer forms, license applications and other documents as may be necessary to request or cause such transfers and/or to permit Parent or Parent’s Operator to obtain new Liquor Licenses. If permitted under the Laws of the jurisdiction in which a Property is located, such parties shall execute or cause to be executed and file all necessary transfer forms, applications and papers with the appropriate alcoholic beverage authorities prior to the Effective Date, to the end that the transfer of the existing Liquor Licenses or Parent or Parent’s Operator’s obtaining new licenses shall take effect, if possible, on the Effective Date.

6.16 Voting Agreement. The Company acknowledges and agrees to be bound by and comply with the provisions of Section 5.2 of the Voting Agreement with respect to transfers of record ownership of shares of the Company Common Stock, and agrees to notify the transfer agent for any Company Common Stock and provide such documentation and do such other things as may be necessary to effectuate the provisions of such Voting Agreement.

6.17 Resignations. The Company shall obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of those directors of the Company and any Company Subsidiary designated by Parent to the Company in writing at least ten calendar days prior to the Closing.

6.18 Advisor Fees. On or prior to the Closing Date, the Company shall have received pay off letters (in a form reasonably acceptable to Parent) from Haynes and Boone, LLP, Goldman Sachs & Co., HLHZ, the CC ESOP’s independent financial advisor and any other Advisor who is owed, as of the Closing Date, Professional Fees in excess of $50,000 confirming that each such Advisor has been paid its Professional Fees in full and is due no additional payment from the Company or any Company Subsidiary for services rendered.

6.19 Owned Property Title and Survey Reports.

(a) Prior to the Closing, Parent, at its expense, shall use reasonable efforts to procure title commitments for each parcel of Owned Property determined by Parent showing the state of title as would appear in an ALTA Form B Owner’s Title Policy (or a comparable state specific owner’s form title policy) (the “Title Commitments”), together with copies of all documents referenced as conditions or exceptions to title in the Title Commitments. The Title Commitments shall be issued by Stewart Title North Texas, Attention Joe Grant, 1717 Main Street, Suite 3500, Dallas, Texas 75201 (the “Title Company”).

(b) Prior to the Closing, Parent, at its expense, shall use reasonable efforts to procure current or updated recertified on the ground surveys sufficient to permit the Title Company to issue a title policy without a general exception for survey matters (the “Surveys”) of each parcel of Owned Property as determined by Parent prepared by licensed professional engineers or surveyors reasonably acceptable to Parent and the Company. The Surveys shall not be required to meet the requirements of the Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys jointly established by the American Land Title Association, the American Congress on Surveying and Mapping and the National Society of Professional Surveyors; provided, that such Surveys shall include a depiction of the following items for each parcel of Owned Property: (i) significant improvements, (ii) tee boxes, (iii) cart paths and (iv) putting greens.

(c) Prior to the Closing, Parent, at its expense, shall use reasonable efforts to obtain ALTA Form B Owner’s Title Policies (or a comparable state specific owner’s form title policy) (the “Title Policies”) from the Title Company relating to each parcel of Owned Property as determined by Parent. The Title Policies shall insure at regular rates, in amounts reasonably determined by mutual agreement of the Company and Parent (or as otherwise required by applicable Law), that the Company or a Company Subsidiary, as applicable, own fee simple title to each parcel of Owned Property. Subject to the payment provisions contained in subsection (f) below, the Company shall deliver to the Title Company any affidavits, agreements or other documents or assurances reasonably necessary to cause the issuance of the Title Policies.

(d) In the event (i) any exceptions appear in the Title Commitments for the Owned Property, other than the Permitted Exceptions, that are reasonably unacceptable to Parent, (ii) in the event title to the Owned Property is not held by the Company as represented herein or (iii) customary title endorsements are unavailable due to matters appearing in the Title Commitment, Parent shall as promptly as practicable, but in any event no later than the later of (A) October 27, 2006 and (B) ten (10) Business Days following Parent’s receipt of a Title Commitment together with copies of all documents referenced as conditions or exceptions to title, notify the Company in writing of such fact (each, a “Title Objection Notice”). In the event (i) the Surveys show any easement, right-of-way, encroachment, conflict or protrusion affecting the Owned Property, other than the Permitted Exceptions, that are reasonably unacceptable to Parent, (ii) customary title endorsements are unavailable due to matters shown on the Surveys or (iii) the Surveys show any title matters that are reasonably unacceptable to Parent and were not discernible based on the review of the Title Commitment without the Survey or only disclosed by review of the Survey, Parent shall as promptly as practicable, but in any event no later than the later of (i)

November 20, 2006 and (ii) ten (10) Business Days following Parent’s receipt of a Survey, notify the Company in writing of such fact (each, a “Survey Objection Notice”). Each individual item set forth in a Title Objection Notice or a Survey Objection Notice shall herein be called a “Title Defect” and shall collectively be referred to herein as the “Title Defects”.

(e) In each Title Objection Notice and Survey Objection Notice, Parent shall state its good faith estimate of the amount of the loss reasonably expected to result from such Title Defect which shall be based upon (i) if such Title Defect is based on a monetary claim, the stated amount of such monetary claim less the amount of such monetary claim that the Company can demonstrate, to Parent’s reasonable satisfaction, has been paid, (ii) in the event the Title Defect is not a monetary claim and the Title Defect is capable of being cured, the cost to cure such Title Defect or (iii) in the event the Title Defect is not a monetary claim and the Title Defect is not capable of being cured, or is not advisable to cure in the good faith collective judgment of Parent and the Company, the amount by which the value of the Owned Property is diminished due to the existence of the Title Defect (which value shall take into account the level to which such Title Defect would reasonably be likely to have an adverse effect on the current use and operation of the Owned Property and the reasonable likelihood that such Title Defect will result in such adverse impact) (the “Loss Value”). Notwithstanding anything to the contrary set forth herein, the Company and Parent agree that any Title Defect shall be valued and evaluated using only the current use and current zoning of the applicable portion of the applicable Owned Property, and that any Title Defect that might relate to a contemplated change in use or zoning shall be deemed to have a value of zero. Subject to the payment provisions contained in subsection (f) below, the Company shall use its reasonable best efforts to cure any Title Defect that Parent elects to be cured prior to Closing by removing such Title Defect from title or by causing the Title Company to commit to remove or insure over such Title Defect in the applicable Title Policy at any time prior to or at Closing. Any matter disclosed in the Surveys or the Title Commitments to which Parent does not timely object in a Title Objection Notice shall be deemed a Permitted Exception for all purposes under this Agreement (other than Section 6.20 and Section 6.21).

(f) At the Closing and subject to the $30 million aggregate threshold set forth in Section 6.22, Parent shall reimburse the Company (or the Merger Consideration shall be increased) for all documented, out-of-pocket expenses to cure Title Defects that Parent elects to be cured prior to Closing (collectively, the “Title Defect Payments”); provided that, the Company shall not be reimbursed (and the Merger Consideration shall not be increased) for any of the following out-of-pocket expenses resulting from a cure of the following Title Defects: (i) an encumbrance on the Owned Property resulting from an unpaid obligation of the Company or any Company Subsidiary for borrowed money, other than an obligation disclosed on Section 4.9(4) of the Company Disclosure Letter or for which the Company has documentary evidence reasonably satisfactory to Parent demonstrating that such amount has been paid in full, or (ii) a failure of the Company to have title as represented herein to any Owned Property due to the failure to pay the purchase price for such Owned Property in full (collectively, “Company Paid Cure Defects”). If the Company does not reasonably expect, using reasonable best efforts, to be able to cure any Company Paid Cure Defects by the Closing Date, subject to Section 6.22 below, the Merger Consideration shall be reduced by an amount equal to the Loss Value associated with such Company Paid Cure Defect (the “Unpaid Company Cure Defects”). In the event the parties cannot agree on the amount of Loss Value associated with such Company Paid Cure Defect, such amount shall be determined pursuant to the dispute resolution provisions specified in Section 6.19(h) hereof. Upon such cure or agreement to make such payment, such Company Paid Cure Defect shall be deemed a Permitted Exception for all purposes under this Agreement.

(g) If the Company is unable, after using its reasonable best efforts, to cure any Title Defect, the Company shall send written notice to Parent on or before November 30, 2006 (a “Company Title Response Notice”) identifying all Title Defects (other than Company Paid Cure Defects) that have not been cured by such date or that the Company does not reasonably expect, using reasonable best efforts, to be able to cure by the Closing Date (the “Uncured Title Defects”). If the Company does not send a Company Title Response Notice on or prior to November 30, 2006 (time being of the essence), it shall be deemed to have waived its right to object to the Title Defects or the Loss Values, including waiving its rights to Arbitration pursuant to Section 6.19(h) below.

(h) If the Company disputes the Loss Values for the Uncured Title Defects, then the Company may submit such dispute to binding arbitration (“Arbitration”) by giving written notice of such intent to Parent at least ten (10) Business Days prior to Closing. If the Company elects to submit to Arbitration then the Company and Parent shall engage Tom Bruff or Douglas Main (at Parent’s election) as the agreed upon arbitrator of the claim. If the arbitrator fails or refuses to act or is unable to act, then a new arbitrator shall be appointed in his stead, which arbitrator must be a disinterested party and either (A) a member of the American Institute of Real Estate Appraisers and actively engaged in appraising commercial real property or (B) a developer actually engaged in developing golf course properties for at least seven (7) years immediately prior to the appointment or (C) a real estate attorney who is a member of the American College of Real Estate Lawyers (ACREL). The Company shall submit to the arbitrator in writing its good faith estimate of the amount of the Loss Value for each such Uncured Title Defect and Parent shall submit to the arbitrator in writing the good faith estimate of Loss Value for each Uncured Title Defect that Parent provided in connection with Parent’s Title Objection Notice or Survey Objection Notice and both parties shall submit to the arbitrator for each Uncured Title Defect such documentation that each party used to determine the applicable estimated Loss Value (collectively, the “Title Loss Amount Data”). The arbitrator, in determining the Loss Value for each Uncured Title Defect, shall consider both the Company’s and Parent’s Title Loss Amount Data. The arbitrator may hold such hearings and require such briefs as the arbitrator, in his sole discretion, determines is necessary. The arbitrator shall, within five (5) Business Days of receipt of the Title Loss Amount Data, reach a decision as to the amount of Loss Value for each Uncured Title Defect that the Company has disputed, which amount shall be no greater than Parent’s Title Loss Amount Data for such Uncured Title Defect or less than the Company’s Title Loss Amount Data for such Uncured Title Defect. The decision of the arbitrator shall be binding upon Company and Parent. The cost of the arbitrator shall be paid by the Company and Parent equally. Other expenses of the arbitration incurred by either party shall be paid by that party.

(i) In the event that Parent does not receive a Title Commitment or Survey with respect to an Owned Property prior to ten (10) Business Days prior to Closing, Parent’s rights under the title and/or survey provisions of this Section 6.19, as applicable, with respect to such Owned Property shall be deemed to have been waived.

6.20 Owned Property Condition Assessment Reports.

(a) Prior to the Closing, Parent, at its expense, shall use reasonable efforts to procure property condition assessments (the “PCA Reports”) for each parcel of Owned Property determined by Parent.

(b) In the event the PCA Reports identify any Material PCA Condition affecting the Owned Property, other than Permitted Exceptions, that are reasonably unacceptable to Parent, Parent as promptly as practicable, but in any event no later than the later of (A) November 20, 2006 and (B) ten (10) Business Days following Parent’s receipt of a PCA Report, notify the Company in writing of such fact (each, a “PCA Objection Notice”). Each individual item set forth in a PCA Objection Notice shall herein be called a “PCA Defect” and shall collectively be referred to herein as the “PCA Defects”. In each PCA Objection Notice, Parent shall state its good faith estimate of the amount of the loss resulting from or reasonably expected to result from such PCA Defect which shall be based upon (i) in the event the PCA Defect is capable of being cured, the cost to cure such PCA Defect or (ii) in the event the PCA Defect is not capable of being cured or is not advisable to cure in the good faith collective judgment of Parent and the Company, the amount by which the value of the Owned Property is diminished due to the existence of the PCA Defect (which value shall take into account the level to which such PCA Defect would reasonably be likely to have an adverse effect on the current use and operation of the Owned Property and the reasonable likelihood that such PCA Defect will result in such adverse impact) (the “PCA Loss Value”). Notwithstanding anything to the contrary set forth herein, the Company and Parent agree that any PCA Defect shall be valued and evaluated using only the current use and current zoning of the applicable portion of the applicable Owned Property, and that any PCA Defect that might relate to a contemplated change in use or zoning shall be deemed to have a value of zero. The Company shall use its reasonable best efforts to cure any PCA Defect that Parent elects to be cured prior to Closing; provided that, subject to the $30 million aggregate threshold set forth in Section 6.22, Parent shall reimburse the Company for all documented, out-of-pocket expenses to cure PCA Defects that Parent elects to be cured prior to Closing (collectively, the “PCA Defect Payments”). Any matter disclosed in the PCA Reports to which Parent does not timely object in a PCA Objection Notice shall be deemed a Permitted Exception for all purposes under this Agreement (other than Section 6.19 and Section 6.21).

(c) If the Company is unable, after using its reasonable best efforts, to cure any PCA Defect, the Company shall send written notice to Parent on or before November 30, 2006 (a “Company PCA Response Notice”) identifying all PCA Defects that have not been cured by such date or that the Company does not reasonably expect, using reasonable best efforts, to be able to cure by the Closing Date (the “Uncured PCA Defects”). If the Company does not send a Company PCA Response Notice on or prior to November 30, 2006 (time being of the essence), it shall be deemed to have waived its right to object to the PCA Defects or the PCA Loss Values, including waiving its rights to Arbitration pursuant to Section 6.20(d) below.

(d) If the Company disputes the PCA Loss Values for the Uncured PCA Defects, then the Company may submit such dispute to Arbitration by giving written notice of such intent to Parent at least ten (10) Business Days prior to Closing. If the Company elects to submit to Arbitration then the Company and Parent shall engage Tom Bruff or Douglas Main (at Parent’s election) as the agreed upon arbitrator of the claim. If the arbitrator fails or refuses to act or is unable to act, then a new arbitrator shall be appointed in his stead, which arbitrator must be a disinterested party and either (A) a member of the American Institute of Real Estate Appraisers and actively engaged in appraising commercial real property or (B) a developer actually engaged in developing golf course properties for at least seven (7) years immediately prior to the appointment or (C) a real estate attorney who is a member of the American College of Real Estate Lawyers (ACREL). The Company shall submit to the arbitrator in writing its good faith estimate of the amount of the PCA Loss Value for each such PCA Defect and Parent shall submit to the arbitrator in writing its good faith estimate of PCA Loss Value for each PCA Defect that Parent provided in connection with Parent’s PCA Objection Notice and both parties shall submit to the arbitrator for each Uncured PCA Defect such documentation that each party used to determine the applicable estimated PCA Loss Value (collectively, the “PCA Loss Amount Data”). The arbitrator, in determining the value of the PCA Loss Value for each Uncured PCA Defect, shall consider both the Company’s and Parent’s PCA Loss Amount Data. The arbitrator may hold such hearings and require such briefs as the arbitrator, in his sole discretion, determines is necessary. The arbitrator shall, within five (5) Business Days of receipt of the PCA Loss Amount Data, reach a decision as to the amount of PCA Loss Value for each PCA Defect that the Company has disputed, which amount shall be no greater than Parent’s PCA Loss Amount Data for such Uncured PCA Defect or less than the Company’s PCA Loss Amount Data for such Uncured PCA Defect. The decision of the arbitrator shall be binding upon the Company and Parent. The cost of the arbitrator shall be paid by the Company and Parent equally. Other expenses of the arbitration incurred by either party shall be paid by that party.

(e) In the event that Parent does not receive a PCA Report with respect to an Owned Property prior to ten (10) Business Days prior to Closing, Parent’s rights under this Section 6.20 with respect to such Owned Property shall be deemed to have been waived.

6.21 Owned Property Environmental Reports.

(a) Prior to Closing, Parent, at its expense, shall use reasonable efforts to procure Phase I Environmental Reports (collectively, the “Parent Obtained Environmental Reports”) for each parcel of Owned Property determined by Parent.

(b) In the event the Parent Obtained Environmental Reports identify any Material Environmental Condition affecting the Owned Property, other than Permitted Exceptions, that are reasonably unacceptable to Parent, Parent as promptly as practicable, but in any event no later than the later of (A) November 20, 2006 and (B) ten (10) Business Days following Parent’s receipt of a Parent Obtained Environmental Report, notify the Company in writing of such fact (each, an “Environmental Objection Notice”). Each individual item set forth in an Environmental Objection Notice shall herein be called an “Environmental Defect” and shall collectively be referred to herein as the “Environmental Defects”. In each Environmental Objection Notice, Parent shall state its good faith estimate of the amount of the loss reasonably expected to result from such Environmental Defect which shall be based upon (i) in the event the Environmental Defect is capable of being cured, the cost to cure such Environmental Defect or (ii) in the event the Environmental Defect is not capable of being cured or is not advisable to cure in the good faith collective judgment of Parent and the Company, the amount by which the value of the Owned Property is diminished due to the existence of the Environmental Defect (which value shall take into account the level to which such Environmental Defect would reasonably be likely to have an adverse effect on the current use and operation of the Owned Property and the reasonable likelihood that such Environmental Defect will result in such adverse impact) (the “Environmental Loss Value”). Notwithstanding anything to the contrary set forth herein, the Company and Parent agree that any Environmental Defect shall be valued and evaluated using only the current use and current zoning of the applicable portion of the applicable Owned Property, and that any Environmental Defect that might relate to a contemplated change in use or zoning shall be deemed to have a value of zero. The Company shall use its reasonable best efforts to cure any Environmental Defect that Parent elects to be cured prior to Closing; provided that, subject to the $30 million aggregate threshold set forth in Section 6.22, Parent shall reimburse the Company for all documented, out-of-pocket expenses to cure Environmental Defects that Parent elects to be cured prior to Closing (collectively, the “Environmental Defect Payments”). Any matter disclosed in the Parent Obtained Environmental Reports to which Parent does not timely object in a Environmental Objection Notice shall be deemed a Permitted Exception for all purposes under this Agreement (other than Section 6.19 and Section 6.20).

(c) If the Company is unable, after using its reasonable best efforts, to cure any Environmental Defect, the Company shall send written notice to Parent on or before the tenth (10th) Business Day prior to the Closing Date (a “Company Environmental Response Notice”) identifying all Environmental Defects that have not been cured by such date or that the Company does not reasonably expect, using reasonable best efforts, to be able to cure by the Closing Date (the “Uncured Environmental Defects”). If the Company does not send a Company Environmental Response Notice on or prior to November 30, 2006 (time being of the essence), it shall be deemed to have waived its right to object to the Environmental Defects or the Environmental Loss Values, including waiving its rights to Arbitration pursuant to Section 6.21(d) below.

(d) If the Company disputes the Environmental Loss Values for the Uncured Environmental Defects, then the Company may submit such dispute to Arbitration by giving written notice of such intent to Parent at least ten (10) Business Days prior to Closing. If the Company elects to submit to Arbitration then the Company and Parent shall engage Tom Bruff or Douglas Main (at Parent’s election) as the agreed upon arbitrator of the claim who shall consult as appropriate or necessary with an environmental consultant of his choice. If the arbitrator fails or refuses to act or is unable to act, then a new arbitrator shall be appointed in his stead, which arbitrator must be a disinterested party and either (A) a member of the American Institute of Real Estate Appraisers and actively engaged in appraising commercial real property or (B) a developer actually engaged in developing golf course properties for at least seven (7) years immediately prior to the appointment or (C) a real estate attorney who is a member of the American College of Real Estate Lawyers (ACREL), in each case who shall consult as appropriate or necessary with an environmental consultant of his or her choice. The Company shall submit to the arbitrator in writing its good faith estimate of the amount of the Environmental Loss Value for each such Environmental Defect and Parent shall submit to the arbitrator in writing its good faith estimate of Environmental Loss Value for each Environmental Defect that Parent provided in connection with Parent’s Environmental Objection Notice and both parties shall submit to the arbitrator for each Uncured Environmental Defect such documentation that each party used to determine the applicable estimated Environmental Loss Value (collectively, the “Environmental Loss Amount Data”). The arbitrator, in determining the value of the Environmental Loss Value for each Uncured Environmental Defect, shall consider both the Company’s and Parent’s Environmental Loss Amount Data. The arbitrator may hold such hearings and require such briefs as the arbitrator, in his sole discretion, determines is necessary. The arbitrator shall, within five (5) Business Days of receipt of the Environmental Loss Amount Data, reach a decision as to the amount of Environmental Loss Value for each Environmental Defect that the Company has disputed, which amount shall be no greater than Parent’s Environmental Loss Amount Data for such Uncured Environmental Defect or less than the Company’s Environmental Loss Amount Data for such Uncured Environmental Defect. The decision of the arbitrator shall be binding upon the Company and Parent. The cost of the arbitrator shall be paid by the Company and Parent equally. Other expenses of the arbitration incurred by either party shall be paid by that party.

(e) In the event that Parent does not receive a Parent Obtained Environmental Report with respect to an Owned Property prior ten (10) Business Days prior to Closing, Parent’s rights under this Section 6.21 with respect to such Owned Property shall be deemed to have been waived.

Notwithstanding the foregoing Sections 6.19, 6.20 and 6.21, any Loss, condition, defect, Encumbrance, Hazardous Substance or toxic mold on any Property shall be included under the provisions of such Section to which such Loss, condition, defect, Encumbrance, Hazardous Substance or toxic mold primarily relate and there shall be no duplication or double counting of such Loss, condition, defect, Encumbrance, Hazardous Substance or toxic mold in more than one of Sections 6.19, 6.20 and 6.21.

6.22 Additional Title/PCA and Environmental Report Matters.

(a) In the event the sum of (i) Loss Values of the Uncured Title Defects, (ii) the PCA Loss Values of the Uncured PCA Title Defects and (iii) the Environmental Loss Values for Uncured Environmental Defects (such sum being the “Defect Amount”) is less than or equal to $30 million, Parent shall accept title to the Owned Property subject to the Uncured Title Defects, Uncured PCA Defects and Uncured Environmental Defects (collectively, the “Defects”) as if Parent had not objected thereto and all such Defects shall be deemed to be Permitted Exceptions for all purposes under this Agreement.

(b) In the event that the Defect Amount is greater than $30 million but less than $80 million, Parent’s sole and exclusive remedy hereunder shall be, in its sole discretion, (i) to accept title to the Owned Property subject to the Defects as if Parent had not objected thereto or (ii) to notify the Company in writing at least five (5) Business Days prior to the Closing Date of its election to terminate this Agreement. Notwithstanding the foregoing sentence, the Company may elect, in its sole discretion, to reduce the Merger Consideration by the amount that the Defect Amount exceeds $30 million (such amount being the “Defect Reduction Amount”) and any termination notice received by the Company under this Section 6.22(b) shall be stayed.

(c) In the event that the Defect Amount is greater than $80 million, Parent’s sole and exclusive remedy hereunder shall be, in its sole discretion, (i) to accept title to the Owned Property subject to the Defects as if Parent had not objected thereto or (ii) to notify the Company in writing of its election to terminate this Agreement.

6.23 Amendments to Severance Plans. As soon as practicable following the date hereof, the Company shall amend the ClubCorp Severance Plans, subject to the Parent’s prior review and reasonable approval, to provide as follows a triggering termination will not be considered to result from (directly or indirectly) any of the following events, or a transfer of employment in connection with any of the following events: a divestiture or other change of ownership or management of any club, resort or property, including without limitation a transaction pursuant to which the employer of the participant after the transaction is not (or is no longer) a member of a ClubCorp Controlled Group (as defined under the applicable severance plan), and including, without limitation, the current proposed change of ownership of Pinehurst, Inc.

6.24 Potential Section 280G Benefits. As soon as practicable following the date hereof and in all events prior to the Closing Date, the Company shall use its reasonable efforts either (i) to seek approval of its stockholders in a manner that complies with Section 280G(b)(5)(B) of the Code and Treasury Regulations Section 1.280G-1, which shall include adequate written disclosure prior to a vote of all persons entitled to vote thereon, and which may include securing employee waivers of benefits, of any amounts or benefits under any of the ClubCorp Severance Plans, any benefits under the Merger Bonus Plan, accelerated vesting and payment of any Company Option, and any other amounts or benefits under any other arrangement, which could result in “parachute payments” that would not be deductible under Code Section 280G of the Code or (ii) take such other actions as are necessary or desirable (with Parent’s prior written consent, not to be unreasonably withheld) to eliminate any amounts which could result in “parachute payments” that would not be deductible under Code Section 280G of the Code. The Company shall, prior to seeking such shareholder approval, provide Parent with advance notice of such shareholder vote, and a reasonable opportunity to comment on all materials to be submitted to shareholders, and such Parent comments shall be taken into consideration in good faith by the Company.

6.25 Interim Financial and Board Reports. Following the date hereof until the Closing, the Company shall deliver to Parent as soon as practicable, and in any event within 15 days after the end of each period, the Company’s normal internal financial reporting materials that are distributed to senior management. In addition, following the date hereof until the Closing, the Company shall deliver to Parent as soon as practicable, and in any event with 15 days after each Board meeting, the materials prepared for the Board, excluding any materials related to any transactions contemplated by this Agreement or the Pinehurst Acquisition Agreement or related to any Acquisition Proposal; provided that the foregoing shall not modify, limit or reduce the Company’s obligations under Section 6.4 hereof. Further, following the date hereof until the Closing, the Company shall deliver to Parent a draft of its Quarterly Report on Form 10-Q as soon as practicable after being reviewed by, and revised based on the comments of, Haynes and Boone, LLP and Deloitte & Touche LLP.

ARTICLE 7

Closing Conditions

7.1 Conditions to Obligations of Each Party under this Agreement. The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any or all of which may be waived by mutual agreement of Parent and the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Company Stockholders Approval. The Company Stockholders Approval and the Approval of the Minority shall have been obtained.

(b) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction, arbitration award, finding or other order (whether temporary, preliminary or permanent), in any case that is in effect and prevents or prohibits consummation of the Merger (a “Restraint”).

(c) HSR Act. Any applicable waiting periods, together with any extensions thereof, under the HSR Act or any other Antitrust Laws shall have expired or been terminated.

(d) Court Proceedings. No Governmental Entity shall have instituted (or if instituted, shall not have withdrawn) any action, suit, proceeding, claim, arbitration or investigation wherein an unfavorable injunction, judgment, order, decree, ruling or charge would be reasonably likely to (i) prevent or restrain the consummation of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation thereof.

(e) Pinehurst Sale. The Company shall have consummated or shall simultaneously consummate the sale of Pinehurst Resort and Country Club and related properties pursuant to the Pinehurst Acquisition Agreement (the “Pinehurst Sale”).

7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any or all of which may be waived by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties.

(1) The representations and warranties of the Company set forth in this Agreement that are qualified as to Material Adverse Effect shall be true and correct as of the date of this Agreement (except to the extent that such representations and warranties are as of a particular date, in which case such representations and warranties shall be true and correct as of such date).

(2) The representations and warranties of the Company set forth in this Agreement that are not qualified as to Material Adverse Effect shall be true and correct (without regard to any materiality qualifications contained therein) as of the date of this Agreement (except to the extent that such representations and warranties are as of a particular date, in which case such representations and warranties shall be true and correct (without regard to any materiality qualifications contained therein) as of such date), in each case, except where the failure to be true and correct as of the date of this Agreement or as of such date, as applicable, is not, individually or in the aggregate with all other failures to be true and correct under this clause (2), material to the Company and the Company Subsidiaries, taken as a whole; provided, that, the representations and warranties set forth in each of Sections 4.2, 4.3 and 4.15 shall be true and correct in all material respects as of the date of this Agreement, as though made on and as of the date of this Agreement.

(3) The representations and warranties of the Company set forth in this Agreement (excluding those representations and warranties that are as of a particular date) shall also be true and correct (without regard to any materiality or Material Adverse Effect qualifications or exceptions contained therein) as of the Closing Date as though made on and as of the Closing Date, in each case, except where the failure to be true and correct as of the Closing Date, individually or in the aggregate, has not had, and is not reasonably likely to result in, a Material Adverse Effect; provided, that, the representations and warranties set forth in each of Sections 4.2, 4.3 and 4.15 (other than those representations and warranties that are as of a particular date, which shall be true and correct in all material respects as of such date) shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date.

(4) Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to the effect that clauses (1), (2) and (3) of this Section 7.2(a) have been satisfied.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Material Adverse Effect. There shall not have occurred any Material Adverse Effect.

(d) Release. Parent shall have received an executed release effective as of the Effective Time in the form of Exhibit D hereto from all Specified Stockholders.

(e) Indemnity. Parent shall have received an executed Indemnification Agreement effective as of the Effective Time in the form of Exhibit E hereto.

(f) Termination of Stockholders Agreement. The Stockholders Agreement shall have been validly terminated in accordance with its terms (without liability to the Company and its Subsidiaries), and Parent shall have received evidence of such termination as it may reasonably request.

(g) Net Operating Losses. As of December 27, 2005, the Company had at least (x) $450.9 million of net operating loss carryforwards for U.S. federal income tax purposes and (y) $286.8 million of net operating loss carryforwards for U.S. federal alternative minimum tax purposes, in each case (i) that are not subject to the limitations set forth in Sections 382, 383 and 384 of the Code and (ii) that will carryover into the Company’s taxable year commencing December 28, 2005.

(h) Required Consents and Approvals. All consents and approvals set forth in Section 7.2(h) of the Company Disclosure Letter shall have been obtained.

(i) Dissenting Shares. The number of Dissenting Shares shall represent less than 7% of the outstanding Company Common Stock.

(j) Warrant Termination Agreement. The Warrant Termination Agreement shall have been duly executed and delivered by each party thereto and be in full force and effect.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any or all of which may be waived by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties.

(1) The representations and warranties of Parent and Merger Sub set forth in this Agreement that are qualified as to Parent Material Adverse Effect shall be true and correct as of the date of this Agreement (except to the extent that such representations and warranties are as of a particular date, in which case such representations and warranties shall be true and correct as of such date).

(2) The representations and warranties of Parent and Merger Sub set forth in this Agreement that are not qualified as to Parent Material Adverse Effect shall be true and correct (without regard to any materiality qualifications contained therein) as of the date of this Agreement (except to the extent that such representations and warranties are as of a particular date, in which case such representations and warranties shall be true and correct (without regard to any materiality qualifications contained therein) as of such date), in each case, except where the failure to be true and correct as of the date of this Agreement or as of such date, as applicable, is not, individually or in the aggregate with all other failures to be true and correct under this clause (2), material to Parent and Merger Sub, taken as a whole; provided, that, the representations and warranties set forth in Section 5.2 shall be true and correct in all material respects as of the date of this Agreement, as though made on and as of the date of this Agreement.

(3) The representations and warranties of Parent and Merger Sub set forth in this Agreement (excluding those representations and warranties that are as of a particular date) shall also be true and correct (without regard to any materiality or Material Adverse Effect qualifications or exceptions contained therein) as of the Closing Date as though made on and as of the Closing Date, in each case, except where the failure to be true and correct as of the Closing Date, individually or in the aggregate, has not had, and is not reasonably likely to result in, a Parent Material Adverse Effect; provided, that, the representations and warranties set forth in Section 5.2 shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date.

(4) The Company shall have received a certificate signed on behalf of Parent and Merger Sub by the chief executive officer or the chief financial officer of Parent to the effect that clauses (1), (2) and (3) of this Section 7.3(a) have been satisfied.

(b) Agreements and Covenants. Parent shall have performed or complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

ARTICLE 8

Termination, Amendment and Waiver

8.1 Termination. This Agreement may be terminated, and the Merger and the other transactions contemplated by this Agreement may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after the Company Stockholders Approval has been obtained:

(a) By mutual written consent of Parent and the Company;

(b) By either Parent or the Company if the Merger shall not have been consummated on or prior to December 26, 2006 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to the party seeking to terminate if (i) any action of such party (or, in the case of Parent, Merger Sub) or the failure of such party (or, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time or (ii) the knowing action or inaction of any of the Specified Stockholders (if the Company is the party seeking to terminate), which action or inaction is in violation of its obligations under the Voting Agreement, has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(c) By either Parent or the Company if any Governmental Entity shall have issued a Restraint and such Restraint shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have satisfied its obligations under Section 6.6 in all material respects;

(d) By either Parent or the Company if the Company Stockholders Approval or Approval of the Minority shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting or at any adjournment or postponement thereof, including as a result of any material breach of the Voting Agreement by any of the Specified Stockholders; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Company where the failure to obtain the Company Stockholders Approval or Approval of the Minority is caused by (i) any action or failure to act of the Company that constitutes a breach of Section 6.2 of this Agreement or (ii) the failure of any Specified Stockholder to comply with its obligations under the Voting Agreement;

(e) By Parent if (at any time prior to obtaining the Company Stockholders Approval) (i) the Company Board or any committee thereof shall for any reason have withheld, withdrawn, amended or modified in a manner adverse to Parent the Company Board Recommendation, (ii) the Company Board or any committee thereof shall have approved or publicly recommended any Acquisition Proposal (provided that any “stop-look-and-listen” communication by the Company Board to the stockholders of Company limited to the matters specified in Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of Company in connection with the commencement of a tender offer or exchange offer limited to the “stop-look-and-listen” matters specified in Rule 14d-9(f), shall not be deemed to constitute an approval or recommendation of an Acquisition Proposal), (iii) the Company shall have entered into any letter of intent with respect to or other Contract for any Acquisition Proposal, (iv) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent, and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated by the SEC under the Securities Act, within ten (10) Business Days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer, (v) the Company shall have materially breached any of the provisions of Section 6.2 or (vi) the Company shall have materially breached any of the provisions of Section 6.4.

(f) By the Company, in accordance with Section 6.4(c); provided, that, in order for the termination of this Agreement pursuant to this paragraph (f) to be deemed effective, the Company shall have complied with Section 6.4(c) and with applicable requirements, including the payment of the Termination Fee pursuant to Section 8.2(b).

(g) By Parent, if, since the date of this Agreement, there shall have been any Effect that constitutes or has had a Material Adverse Effect or if (i)(A) neither Parent nor Merger Sub is in material breach of its obligations under the Agreement and the Company shall have materially breached any of its covenants or agreements set forth in this Agreement or (B) neither Parent nor Merger Sub is in material breach of its obligations under the Agreement and any representation or warranty of the Company set forth in this Agreement shall have become materially untrue or incorrect, (ii) such breach or misrepresentation, if curable, is not cured within twenty (20) days after written notice thereof, and (iii) such breach or misrepresentation would cause the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied;

(h) By the Company, if (i)(A) it is not in material breach of its obligations under the Agreement and either Parent or Merger Sub has materially breached any of its covenants or agreements set forth in this Agreement or (B) it is not in material breach of its obligations under the Agreement and any representation or warranty of Parent or Merger Sub set forth in this Agreement shall have become materially untrue or incorrect, (ii) such breach or misrepresentation, if curable, is not cured within twenty (20) days after written notice thereof, and (iii) such breach or misrepresentation would cause the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied.

(i) By Parent if the Merger shall not have been consummated on or prior to December 26, 2006 due to the Company’s refusal, on the basis of Section 7.1(e), to effect the Merger in accordance with and subject to the terms and conditions of this Agreement; provided that (A) the Company’s conditions to close the transactions contemplated by this Agreement contained in Sections 7.1(b) (other than as resulting from the transactions contemplated by the Pinehurst Acquisition Agreement), 7.1(c), 7.1(d) (other than as resulting from the transactions contemplated by the Pinehurst Acquisition Agreement), 7.3(a) and 7.3(b) hereof have been satisfied and (B) following the date of this Agreement, neither Parent nor any of its Affiliates has made an offer to purchase the Pinehurst Resort and Country Club or the Pinehurst Subsidiaries or all or a significant portion of their business or assets.

(j) By Parent, in accordance with Section 6.22(b) or Section 6.22(c).

(k) By the Company, if the Per Share Closing Date Merger Consideration is less than $14.10.

8.2 Effect of Termination.

(a) Limitation on Liability. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective Subsidiaries, officers, directors or stockholders, except (i) with respect to Section 6.3 (Confidentiality), this Section 8.2 (Effects of Termination) and Article 9 (General Provisions) and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

(b) Company Termination Fee. The Company shall pay to Parent a termination fee of $43,000,000 (the “Termination Fee”) if:

(1) This Agreement is terminated pursuant to Section 8.1(f).

(2) This Agreement is terminated pursuant to Section 8.1(d), 8.1(e)(i), 8.1(e)(ii), 8.1(e)(iii), 8.1(e)(v) or 8.1(i).

(3) (A) this Agreement is terminated pursuant to Section 8.1(e)(iv) or 8.1(e)(vi) and at any time after the date hereof and prior to the Company Stockholders

Approval any Acquisition Proposal shall have been made known to the Company or publicly disclosed, and (B) within fifteen (15) months after any such termination, the Company or any of its Affiliates consummates, or becomes a party to any definitive agreement with respect to, any Acquisition Proposal (which need not be the same Acquisition Proposal that was made or publicly disclosed prior to the Company Stockholders Approval). For purposes of this Section 8.2(b)(3), references to “15%” in clauses (i) and (iii) of the definition of “Acquisition Proposal” shall be deemed to be a reference to “25%.”

Any fee due under this Section 8.2(b) shall be paid to Parent by wire transfer of same-day funds: (x) if such fee is payable in connection with a termination described in Section 8.2(b)(1), concurrently with and as a condition to such termination of this Agreement; (y) if such fee is payable following a termination described in Section 8.2(b)(2), within five (5) Business Days following such termination (or, if terminated by the Company, concurrently with and as a condition to such termination of this Agreement) or (z) if such fee is payable in connection with the occurrence of an event described in Section 8.2(b)(3), within two (2) Business Days following the entry into a definitive agreement with respect to an Acquisition Proposal or, in the absence thereof, the consummation of the Acquisition Proposal, as applicable.

(c) Alternate Company Termination Fee. The Company shall pay to Parent a termination fee of $33,000,000 plus Parent’s reasonable, documented, out-of-pocket fees and expenses (include reasonable attorneys’ fees and expenses) up to $10,000,000 (the “Alternate Termination Fee”) if this Agreement is terminated pursuant to Section 8.1(k). Any fee due under this Section 8.2(c) shall be paid to Parent by wire transfer of same-day funds concurrently with and as a condition to such termination of this Agreement.

The parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Payment of the Termination Fee described in Section 8.2(b) or the Alternate Termination Fee described in Section 8.2(c) shall not be in lieu of damages incurred in the event of a breach of this Agreement described in clause (a)(ii) of Section 8.2 but is otherwise the sole and exclusive remedy of the parties in connection with any termination of this Agreement on the bases specified in Section 8.2(b) or Section 8.2(c).

If the Company fails to promptly pay any amount due to Parent pursuant to this Section 8.2, the Company shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by Parent in connection with its enforcement of the rights provided in this Section 8.2.

8.3 Amendment. This Agreement may be amended by the parties hereto, whether before or after the Company Stockholders Approval has been obtained, at any time prior to the Effective Time; provided, however, that, after the Company Stockholders Approval has been obtained, no amendment may be made without further stockholder approval that by Law requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

8.4 Extension; Waiver. At any time prior to the Effective Time, either Parent or Merger Sub, on the one hand, or the Company on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (iii) waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by Parent and the Company, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.5 Fees and Expenses. Except as otherwise specifically provided herein, all Expenses incurred by the parties hereto shall be borne solely and entirely by the party that has incurred the same. Notwithstanding the foregoing, the Company has agreed to pay the reasonable fees and expenses of the CC ESOP’s Advisors.

8.6 Third Party Reports. Following a termination of this Agreement, upon payment of the Termination Fee by the Company to Parent, Parent shall promptly provide, or cause to be provided, to the Company any and all Third Party Reports (other than attorney work product) pertaining to any of the Company’s or any Company Subsidiary’s owned, leased or managed properties and shall not take any actions that would prohibit the Company’s reasonable access (at the Company’s expense) to the third parties that created or provided any such Third Party Reports (provided that Parent shall not be required to waive any attorney-client privilege).

ARTICLE 9

General Provisions

9.1 Non-Survival of Representations and Warranties; Covenants. None of the representations and warranties in this Agreement or in any document or instrument related to this Agreement shall survive the Effective Time. None of the covenants to be performed on or before the Effective Time in this Agreement or in any document or instrument related to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

9.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand delivery on the next Business Day) or on the next Business Day if transmitted by national overnight courier for next Business Day delivery, in each case addressed as follows:

If to Parent or Merger Sub, addressed to it at:

KSL Capital Partners, LLC

100 Fillmore Street

Denver, CO 80206

Attn:  Steven S. Siegel

          Partner and Chief Operating Officer

Facsimile No.: (720) 284-6401

with a mandated copy, which shall not constitute notice, to:

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars, 29th Floor

Los Angeles, CA 90067

Attn: Daniel Clivner, Esq.

Facsimile No.: (310) 407-7502

If to the Company, addressed to it at:

ClubCorp, Inc.

3030 LBJ Freeway, Suite 600

Dallas, Texas 75234

Attn: Thomas T. Henslee

Facsimile No.: (972) 888-6271

with a mandated copy, which shall not constitute notice, to:

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, TX 75202

Attn: Garrett A. DeVries

Facsimile No.: (214) 200-0428

9.3 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.5 Entire Agreement. This Agreement (together with the Exhibits, Company Disclosure Letter and the other documents delivered pursuant hereto), the Confidentiality Agreement and the Voting Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

9.6 Assignment. None of this Agreement or any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Notwithstanding the foregoing, Merger Sub may assign, in its sole discretion, any and all rights, interests and obligations under this Agreement to any wholly owned Parent Subsidiary without the Company’s consent.

9.7 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Sections 6.8 and 6.9(c) is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.8 Mutual Drafting. Each party hereto has participated in the preparation and drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

9.9 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware without reference to such state’s principles of conflicts of law.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or Federal court of the United States of America, located in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware state court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware state or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware state or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (2) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (3) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (4) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9(c).

9.10 Execution. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, shall be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for any purpose whatsoever.

9.11 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this

Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in addition to any other remedy to which they are entitled at Law or in equity. Each party hereto agrees to waive any requirement for the posting of, or securing of, a bond in connection with any such remedy.

9.12 Interpretation.

(a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Where a reference is made to a Law, such reference is to such Law as amended. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided. The phrase “in the ordinary course of business” when used herein shall be deemed in each case to be followed by the words “consistent with past practice.” Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

9.13 Company Disclosure Letter. Any matter disclosed in any section of the Company Disclosure Letter disclosure schedule shall, should it be apparent on its face that is it also applicable to any other paragraph or section of the Agreement, be considered disclosed with respect to such other paragraph or Section of the Agreement. The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder.

9.14 Stockholders’ Representative.

(a) Prior to the mailing of the Proxy Statement, the Company shall irrevocably appoint one or more Persons to act as the representative, attorney-in-fact and agent of the stockholders of the Company effective immediately prior to the Effective Time, with full power of substitution to act in the name, place and stead of the stockholders of the Company immediately prior to the Effective Time (other than the CC ESOP) (such Person and any successor or successors, the “Stockholders’ Representative”). The parties hereto agree that the Stockholders’ Representative shall have the right to act on behalf of the stockholders of the Company immediately prior to the Effective Time, in determining post-Closing the Merger Consideration Adjustment (including the related dispute resolution provisions) and in connection with the Specified Properties Dispositions pursuant to Section 3.4 and Section 3.5 hereof. The Stockholders’ Representative may resign such position at any time, effective with respect to each stockholder of the Company immediately upon written notice of such resignation delivered to the Company by such resigning Stockholders’ Representative. The Company shall immediately appoint as the Stockholders’ Representative the Person set forth in the notice of resignation delivered by the resigning Stockholders’ Representative. Upon the death or disability of the Stockholders’ Representative, the Company shall immediately appoint a successor Stockholders’ Representative who shall have been a stockholder of the Company at the Effective Time.

(b) The Stockholders’ Representative will not be liable to the stockholders of the Company immediately prior to the Effective Time for any act taken or omitted by it as permitted under this Agreement and the post-Closing transactions contemplated hereby, except if such act is taken or omitted in bad faith or by willful misconduct. The Stockholders’ Representative will also be fully protected against the stockholders of the Company immediately prior to the Effective Time in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine (including facsimiles thereof).

(c) The holders of Company Common Stock and the holders of Company Options who receive Merger Consideration under this Agreement, in each case immediately prior to the Effective Time, agree to indemnify, from and after the Closing, the Stockholders’ Representative for, and to hold the Stockholders’ Representative harmless against, any loss, liability or expense incurred without willful misconduct or bad faith on the part of the Stockholders’ Representative, arising out of or in connection with the Stockholders’ Representative duties under this Agreement and the transactions contemplated hereby, including costs and expenses of successfully defending the Stockholders’ Representative against any claim of liability with respect thereto. The Stockholders’ Representative may consult with counsel of its own choice and will have full and complete authorization and protection for any action taken and suffered by it in good faith and in accordance with the opinion of such counsel.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FILLMORE CCA HOLDINGS, INC.

By:	/s/ Steven S. Siegel
Name:	Steven S. Siegel
Title:

CLUBCORP ACQUISITION CORPORATION

By:	/s/ Steven S. Siegel
Name:	Steven S. Siegel
Title:

CLUBCORP, INC.

By:	/s/ John A. Beckert
Name:	John A. Beckert
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]